03037793

(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS")

SUPPL

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Release Date **Announcement Details**

- SINGA SECURED ASSETS LIMITED
- SINGAMAS CONTAINER HOLDINGS LIMITED
- SINGAPORE AIRLINES LTD

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

03 NOV 24 AM 7:21

Nov 17 2003	SATS Operating Data for October 2003
Nov 12 2003	SATS MANAGEMENT CHANGES
Nov 12 2003	Ng Chin Hwee appointed as Chief Executive Officer on 02/01/2004
Oct 29 2003	PRESS RELEASE : IMPROVED PROFITS IN 2ND QUARTER FY2003/04
Oct 29 2003	Second Quarter Financial Statement And Dividend Announcement
Oct 20 2003	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Oct 14 2003	SATS Operating Data for September 2003
Sep 15 2003	SATS Operating Data for August 2003
Aug 13 2003	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Aug 13 2003	SATS Operating Data for July 2003
Jul 30 2003	SATS Group Posts S$27.9 Million First Quarter Profit for FY2003/2004
Jul 30 2003	First Quarter Financial Statement

MASNET No. 5 OF 17.11.2003
Announcement No. 5

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for October 2003

This is the SATS operating data for October 2003:

Year on Year Comparison	October 2003	October 2002	% change
Unit Services Handled ('000)	6.08	6.66	- 8.7
Flights Handled ('000)	5.59	6.34	- 11.8
Cargo/Mail Processed ('000 tonnes)	128.73	128.99	- 0.2
Passengers Handled ('M)	1.97	2.04	- 3.1
Unit Meals Produced ('M)	1.43	1.51	- 4.9
Gross Meals Produced ('M)	1.80	1.86	- 3.2

Month on Month Comparison	October 2003	September 2003	% change
Unit Services Handled ('000)	6.08	5.70	+ 6.8
Flights Handled ('000)	5.59	5.21	+ 7.2
Cargo/Mail Processed ('000 tonnes)	128.73	119.61	+ 7.6
Passengers Handled ('M)	1.97	1.92	+ 2.7
Unit Meals Produced ('M)	1.43	1.39	+ 3.5
Gross Meals Produced ('M)	1.80	1.77	+ 1.9

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 17/11/2003 to the SGX

MASNET No. 26 OF 12.11.2003
Announcement No. 37

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS MANAGEMENT CHANGES

Singapore, 12 November 2003 - Singapore Airport Terminal Services Limited (SATS) today announced the appointment of Mr Ng Chin Hwee as Chief Executive Officer-designate of the SATS Group. Mr Ng's appointment will take effect on 2 January 2004. SATS also announced that Mr Prush Nadaisan, Chief Executive Officer SATS, will be retiring at the end of this year.

Mr Ng, 43, has over 18 years of experience in the aviation industry. He joined Singapore Airlines Limited ("SIA") in 1985 as a Cadet Admin Officer, and since then has risen through its ranks to hold his current position of Senior Vice President The Americas SIA, with regional corporate responsibility for all of North and South America. Prior to his current position, he also held a wide range of positions, including Divisional Vice President Ground Services SIA, with worldwide responsibilities for airport operations; Market Planning and Projects Executive SilkAir, responsible for Silkair's route planning and development; and Passenger Marketing Analyst SIA, coordinating sales and marketing activities between SIA HQ and worldwide sales offices. Besides his current position based in Los Angeles, Mr Ng was also based overseas as SIA's General Manager Germany, Manager Victoria & Tasmania, and Manager Myanmar.

Mr Ng holds a Bachelor of Engineering (1st Class Honours) degree from the National University of Singapore, and a Master of Management Science (Sloan Fellow) degree from the Massachusetts Institute of Technology.

Mr Edmund Cheng, Chairman of the Board, said: "Chin Hwee possesses the calibre, experience and leadership qualities to lead the Group in these fast-changing times."

The Board thanked Mr Nadaisan for his dedication and commitment to the Company over the years,

including as its Chief Executive Officer for the past 3 ½ years, and for his leadership of the Company through some of the most difficult times that the industry has faced, including the crisis of 9-11 and SARS.

About Singapore Airport Terminal Services (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.
For more information on SATS, please visit www.sats.com.sg

For further details, please contact:

LIM KEI HIN
Singapore Airport Terminal Services Ltd
Tel: (65) 6541 8110
Fax: (65) 6541 8133

Email: *keihin_lim@singaporeair.com.sg*

Submitted by Annabelle Yip, Company Secretary on 12/11/2003 to the SGX

MASNET No. 25 OF 12.11.2003
Announcement No. 36

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Of Appointment Of Chief Executive Officer

Date of appointment:	02/01/2004
Name:	Ng Chin Hwee
Age:	43
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Yes. Group Chief Executive Officer
Working experience and occupation(s) during the past 10 years:	Senior VP Americas (Singapore Airlines) (2001-present) Divisional VP Customer Service (Singapore Airlines) (1998-2001) General Manager Germany (Singapore Airlines) (1995-1998) Manager Victoria & Tasmania (Singapore Airlines) (1993-1995)

Other directorships
Past (for the last five years)

Company	Appointment Date	Cessation Date
Tradewinds Tours & Travel Pte Ltd	1 Jun 1999	2 Oct 2000
Service Quality (SQ) Centre Pte Ltd	23 Nov 1998	20 Jun 2001
Aero Laundry and	1 Oct 2000	30 May 2001

Linen Services Pte Ltd		
SATS Airport Services Pte Ltd	2 Nov 1998	30 May 2001

Present

None

Shareholding in the listed issuer and its subsidiaries:	1,000
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(As required per Appendix 2.4)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
No

2. Are there any unsatisfied judgements outstanding against you ?
No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?

No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
   No
5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
   No
6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
   No
7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
   No
8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
   No
9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?**
   No

Submitted by Annabelle Yip, Company Secretary on 12/11/2003 to the SGX

MASNET No. 39 OF 29.10.2003
Announcement No. 57

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

PRESS RELEASE : IMPROVED PROFITS IN 2ND QUARTER FY2003/04

Press Release - 2QFY2003-04.pdf

Submitted by Annabelle Yip Wai Ping, Company Secretary on 29/10/2003 to the SGX

SATS

MEDIA RELEASE ***(Singapore, 29 Oct 2003)***

"Improved Profits in Second Quarter"

FINANCIAL HIGHLIGHTS For the second quarter ended 30 September 2003			
(in Singapore dollars)	**FY2003/04 2Q**	**FY2002/03 2Q**	**Growth %**
Revenue ($m)	215.3	238.0	(9.5)
Operating Profit ($m)	57.7	62.5	(7.7)
Profit before tax (PBT) ($m)	66.4	68.4	(2.9)
Profit after tax and minority interests (PATMI) ($m)	50.9	49.3	3.2
Earnings per share (cents)	5.1	4.9	3.2

- Despite a 9.5% decline in revenue, PATMI grew 3.2% to $50.9m, compared to the same period last year. This was due largely to a 10.2% and 18.3% decrease in expenditure and taxation respectively.
- Revenue and PBT for 2Q FY2003/2004 were higher than 1Q FY2003/2004 by 24.7% and 200% respectively. PATMI was up 82.4% from the first quarter.
- However, for the first half FY2003/04, PATMI fell by 33.3%, to $78.8m compared to the same period last year. Revenue decreased by 16.7% while PBT declined by 34.1% to $88.5m.
- Share of profits of associated companies is $8.9m, representing 13.4% of Group PBT for 2Q FY2003/2004.
- Cash and cash equivalents total $374.6m as at 30 Sep 2003.
- Net asset value per share is $1.14 as at 30 Sep 2003.

"We achieved better pre-tax profits for 2Q FY2003/2004 compared to 1Q FY2003/2004 in line with improved operating data following the end of the Severe Acute Respiratory Syndrome (SARS) outbreak in June 2003 and our collective efforts to reduce costs.

The upcoming third quarter should continue to show an improvement over this quarter. However, profit for the year is expected to be lower than FY2002/03. We remain committed to growth and will look for suitable investment opportunities in core and related businesses."

— *Prush Nadaisan, CEO SATS*

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
P.O. Box 3 Singapore Changi Airport, Singapore 918141
Internet: *www.sats.com.sg*

About Singapore Airport Terminal Services Ltd (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The SATS Group's 2nd Quarter FY2003/2004 results are also available on www.sats.com.sg

For the complete unaudited 2nd Quarter financial statement, please refer to MASNET filing.

For further information, please contact:

MAH TZE CHIANG
Singapore Airport Terminal Services Ltd
Tel: (65) 6541-8150
Fax: (65) 6541-8154
Email: *tzechiang_mah@singaporeair.com.sg*

MASNET No. 24 OF 29.10.2003
Announcement No. 42

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Second Quarter Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED PROFIT AND LOSS ACCOUNTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003

	THE GROUP					
	2nd Quarter			Half Year		
	2003-04 S$M	2002-03 S$M	% Chg	2003-04 S$M	2002-03 S$M	% Chg
REVENUE	215.3	238.0	-9.5	388.0	465.6	-16.7
EXPENDITURE						
Staff costs	(75.5)	(95.8)	-21.2	(155.5)	(186.3)	-16.5
Cost of raw materials	(16.8)	(17.1)	-1.8	(27.9)	(32.9)	-15.2
Licensing fees	(15.1)	(17.1)	-11.7	(27.1)	(33.4)	-18.9
Depreciation charges	(15.4)	(15.1)	+2.0	(30.4)	(30.2)	+0.7
Company accommodation and utilities	(14.4)	(13.3)	+8.3	(28.7)	(26.3)	+9.1
Other costs	(20.4)	(17.1)	+19.3	(37.6)	(34.6)	+8.7
	(157.6)	(175.5)	-10.2	(307.2)	(343.7)	-10.6
OPERATING PROFIT	57.7	62.5	-7.7	80.8	121.9	-33.7
Interest on borrowings	(1.5)	(1.4)	+7.1	(3.0)	(2.9)	+3.4
Interest income	1.2	0.8	+50.0	2.6	1.6	+62.5
Share of profits of associated companies	8.9	6.7	+32.8	15.7	14.0	+12.1
Amortisation of goodwill	(0.3)	(0.2)	+50.0	(0.5)	(0.4)	+25.0
Amortisation of deferred income	0.4	-	-	0.9	-	-
PROFIT BEFORE EXCEPTIONAL ITEM	66.4	68.4	-2.9	96.5	134.2	-28.1
Exceptional item*	-	-	-	(8.0)	-	-
PROFIT BEFORE TAXATION	66.4	68.4	-2.9	88.5	134.2	-34.1
Taxation-Current tax	(17.1)	(12.5)	+36.8	(23.2)	(23.9)	-2.9
-Deferred tax	1.5	(6.6)	-	13.4	(9.9)	-
-Adjustment for reduction in Singapore corporate tax rate	-	-	-	-	17.8	-
	(15.6)	(19.1)	-18.3	(9.8)	(16.0)	-38.8
PROFIT AFTER TAXATION	50.8	49.3	+3.0	78.7	118.2	-33.4
Minority interests	0.1	-	-	0.1	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	50.9	49.3	+3.2	78.8	118.2	-33.3

Notes:

Operating profit is arrived at after crediting/ (charging):						
Foreign exchange gain/(loss)	(1.1)	0.3	-	(1.6)	(1.7)	-5.9
Adjustments for over provision of tax in respect of prior years	-	-	-	11.7	17.8	-34.3

* Cost of retrenchment and early retirement scheme

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

UNAUDITED BALANCE SHEETS AS AT 30 SEPTEMBER 2003

	THE GROUP		THE COMPANY	
	30.9.2003 S$M	31.3.2003 S$M	30.9.2003 S$M	31.3.2003 S$M
Share capital				
Authorised	200.0	200.0	200.0	200.0
Issued and fully-paid	100.4	100.0	100.4	100.0
Share premium	5.5	-	5.5	-
Distributable reserves				
Revenue reserve	1,026.3	978.8	607.0	619.8
Foreign currency translation reserve	5.7	6.4	-	-
Non-distributable reserve				
Statutory reserve	1.7	1.6	-	-
Shareholders' funds	1,139.6	1,086.8	712.9	719.8
Minority interests	2.7	2.8	-	-
Deferred taxation	90.4	103.9	45.6	51.5
Loan from immediate holding company	46.8	46.0	46.8	46.0
Term loan	3.3	0.8	-	-
Deferred income	31.0	31.9	31.0	31.9
	1,313.8	1,272.2	836.3	849.2
Represented by:-				
Fixed assets				
Leasehold land and buildings	592.2	593.3	574.8	587.6
Progress payments	18.2	17.3	0.1	0.7
Others	197.3	207.0	3.2	1.8
	807.7	817.6	578.1	590.1
Subsidiaries	-	-	43.3	43.3
Associated companies	133.9	130.3	95.2	95.2
Long-term investments	7.9	7.9	7.9	7.9
Goodwill	8.7	9.2	-	-
Loan to third parties	46.8	46.0	46.8	46.0
Deferred taxation	-	0.1	-	-
Current assets				
Trade debtors	56.6	67.4	3.0	0.5
Other debtors	10.1	29.1	6.3	25.9
Related companies	211.6	238.6	147.2	185.7
Associated companies	0.9	1.1	0.9	1.1
Stocks	8.4	10.1	0.4	0.5
Short-term non-equity investments	129.1	117.8	129.1	117.8

Bank fixed deposits	238.9	182.2	238.9	182.2
Cash and bank balance	8.5	14.8	1.7	6.1
	664.1	661.1	527.5	519.8
Less:				
Current liabilities				
Term loan	0.8	0.6	-	-
Bank overdraft - secured	1.6	-	-	-
Trade creditors	74.3	104.7	3.6	4.2
Other creditors	26.4	30.6	19.6	21.2
Related companies	-	-	230.2	211.1
Notes payable	200.0	200.0	200.0	200.0
Provision for taxation	52.2	64.1	9.1	16.6
	355.3	400.0	462.5	453.1
Net current assets	308.8	261.1	65.0	66.7
	1,313.8	1,272.2	836.3	849.2

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30.9.2003		As at 31.3.2003	
Secured	Unsecured	Secured	Unsecured
S$1.8M*	S$200.6M	-	S$200.6M

Amount repayable after one year

As at 30.9.2003		As at 31.3.2003	
Secured	Unsecured	Secured	Unsecured
S$2.8M*	S$47.3M	-	S$46.8M

Details of any collateral

* Secured by a first legal mortgage on the building located at 22 Senoko Way occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2003

	THE GROUP			
	2nd Quarter		Half Year	
	2003-04 S$M	2002-03 S$M	2003-04 S$M	2002-03 S$M
Cash flows from operating activities				
Profit before taxation	66.4	68.4	88.5	134.2
Adjustments for:				
Interest income	(1.2)	(0.8)	(2.6)	(1.6)
Interest on borrowings	1.5	1.4	3.0	2.9
Depreciation of fixed assets	15.4	15.1	30.4	30.2
Unrealised foreign exchange loss/(gain)	1.1	(0.3)	1.2	1.8
Gain on sale of fixed assets	-	-	(0.1)	-
Share of results of associated companies	(8.9)	(6.7)	(15.7)	(14.0)
Amortisation of goodwill	0.3	0.2	0.5	0.4
Amortisation of deferred income	(0.4)	-	(0.9)	-
Operating profit before working capital changes	74.2	77.3	104.3	153.9
(Increase)/decrease in debtors	(6.8)	26.3	12.1	2.8
Decrease/(increase) in stocks	0.4	(0.8)	1.7	(1.1)
(Increase)/decrease in amounts owing by related companies	(21.8)	4.0	0.7	19.3
(Decrease)/increase in creditors	(29.9)	9.8	(35.7)	0.8
(Increase)/decrease in amounts due from associated companies	(0.2)	(0.1)	-	0.1
Cash generated from operations	15.9	116.5	83.1	175.8
Interest paid to third parties	(3.0)	(1.4)	(3.0)	(2.9)
Tax paid	(12.0)	(24.2)	(13.4)	(24.5)
Net cash provided by operating activities	0.9	90.9	66.7	148.4
Cash flows from investing activities				
Purchase of fixed assets	(6.9)	(2.0)	(18.3)	(2.9)
Repayment of loan from associated companies	0.2	0.3	0.2	0.6
Dividends from associated companies	6.4	2.9	8.3	7.3
Proceeds from sale of fixed assets	-	-	0.3	3.5
Interest received from deposits	1.7	0.2	2.4	1.5
Decrease/(increase) in short-term non-equity investments	7.8	-	(11.3)	-
Net cash provided by/(used in) investing activities	9.2	1.4	(18.4)	10.0
Cash flows from financing activities				
Proceeds from/(repayment of) term loan	(0.2)	(0.2)	2.6	(0.4)
Repayment of hire purchase creditor	-	(0.1)	-	(0.2)
Proceeds from issuance of new shares	5.9	-	5.9	-
Dividends paid	(31.2)	(31.2)	(31.2)	(31.2)
Net cash used in financing activities	(25.5)	(31.5)	(22.7)	(31.8)
Net (decrease)/increase in cash and cash equivalents	(15.4)	60.8	25.6	126.6
Effects of exchange rate changes	(1.1)	0.3	(1.2)	(1.8)
Cash and cash equivalents at beginning period	391.1	317.7	350.2	254.0
Cash and cash equivalents at end of period	374.6	378.8	374.6	378.8

1(d)(i) A statement (for the issuer and group) showing either (i) *all changes in equity or* (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003

	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve	Foreign Currency Translation Reserve	Total Shareholders' Equity
	S$M	S$M	S$M	S$M	S$M	S$M
<u>THE GROUP</u>						
Balance at 1 July 2002	100.0	-	888.4	0.8	10.0	999.2
Transfer to statutory reserve	-	-	(0.8)	0.8	-	-
Foreign currency translation adjustment	-	-	-	-	(3.1)	(3.1)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	(0.8)	0.8	(3.1)	(3.1)
Profit attributable to shareholders for the period	-	-	49.3	-	-	49.3
Dividends, net	-	-	(31.2)	-	-	(31.2)
Balance at 30 September 2002	100.0	-	905.7	1.6	6.9	1,014.2
Balance at 1 July 2003	100.0	-	1,006.7	1.6	6.5	1,114.8
Issue of new shares	0.4	5.5	-	-	-	5.9
Transfer to statutory reserve	-	-	(0.1)	0.1	-	-
Foreign currency translation adjustment	-	-	-	-	(0.8)	(0.8)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	(0.1)	0.1	(0.8)	(0.8)
Profit attributable to shareholders for the period	-	-	50.9	-	-	50.9
Dividends, net	-	-	(31.2)	-	-	(31.2)
Balance at 30 September 2003	100.4	5.5	1,026.3	1.7	5.7	1,139.6

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2003 (Cont'd)

	Share Capital S$M	**Share Premium S$M**	**Revenue Reserve S$M**	**Total Shareholders' Equity S$M**
<u>THE COMPANY</u>				
Balance at 1 July 2002	100.0	-	430.7	530.7
Profit attributable to shareholders for the period	-	-	49.0	49.0
Dividends, net	-	-	(31.2)	(31.2)
Balance at 30 September 2002	100.0	-	448.5	548.5
Balance at 1 July 2003	100.0	-	630.1	730.1
Issue of new shares	0.4	5.5	-	5.9
Profit attributable to shareholders for the period	-	-	8.1	8.1
Dividends, net	-	-	(31.2)	(31.2)
Balance at 30 September 2003	100.4	5.5	607.0	712.9

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

.1 The issued and paid-up capital of the Company increased from S$100,000,000 as at 30 June 2003 to S$100,384,090 as at 30 September 2003. The increase was due to new ordinary shares of S$0.10 each of the Company

("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

.2 On 1 July 2003, options were granted under the Plan to eligible employees to subscribe for 16,007,800 Shares, out of which options in respect of 14,168,900 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2004 for Senior Executives (as defined under the Plan) and 1 July 2005 for other employees, and expire on 30 June 2013. The exercise price of the Shares under the said options is S$1.77 per Share.

.3 As at 30 September 2003, options to subscribe for a total of 71,678,000 Shares were outstanding under the Plan. As at 30 September 2002, options to subscribe for a total of 62,200,300 Shares were outstanding under the Plan.

.4 The movement of options to subscribe for Shares granted under the Plan during the period 1 July to 30 September 2003 was as follows:

Date of grant	Balance at 1.7.2003	Cancelled	Exercised	Adjustment	Balance at 30.9.2003	Exercise price	Expiry date
28.3.2000	17,784,000	97,700	-	-	17,686,300	S$2.50	27.3.2010
3.7.2000	13,760,600	50,400	-	-	13,710,200	S$2.10	2.7.2010
2.7.2001	15,038,000	53,900	3,840,900	-	11,143,200	S$1.54	1.7.2011
1.7.2002	15,062,300	56,500	-	-	15,005,800	S$1.90	30.6.2012
1.7.2003	16,007,800*	36,400	-	1,838,900**	14,132,500	S$1.77	30.6.2013
	77,652,700	294,900	3,840,900	1,838,900	71,678,000		

* offered
** not accepted

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

Figures have not been audited

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

N.A.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

N.A.

6. *Earnings per ordinary* share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	THE GROUP			
	2nd Quarter		Half Year	
	2003-04	2002-03	2003-04	2002-03
Earnings per share (cents) based on net profit attributable to shareholders:				
(i) Based on weighted average number of ordinary shares in issue	5.1	4.9	7.9	11.8
(ii) On a fully diluted basis	5.1	4.9	7.9	11.8

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) *current period reported on and* (b) *immediately preceding financial* year

	THE GROUP		THE COMPANY	
	30.9.2003	31.3.2003	30.9.2003	31.3.2003
Net asset value per share based on issued share capital at the end of the financial period/year (cents)	113.5	108.7	71.0	72.0

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and *earnings* of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

.1 For the quarter under review, profit after tax and minority interests grew 3.2% to $50.9 million despite a 9.5% drop in revenue, compared to the same *period last year*. The *improvement* was largely from a 10.2% decrease in expenditure, mainly because of lower staff costs (- $20.3 million or - 21.2%) as no bonus was provided this year. Savings through a cut in basic salary and the reduction in staff strength arising from the recent retrenchment and early retirement exercise also contributed to the cost reduction. Licensing fees reduced $2.0 million due to lower revenue generated. However, other costs increased $3.3 million partly because of a $1.1 million exchange loss compared to an exchange gain of $0.3 million in the corresponding period *last* year.

.2 Share of profits from overseas operations through associated companies increased $2.2 million or 32.8% to $8.9 million and represented 13.4% of the Group's profit before tax.

.3 Compared to the first quarter, the revenue and profit before tax were higher by 24.7% and 200% respectively due to the recovery following the end of the Severe Acute Respiratory Syndrome (SARS) outbreak in June 2003 and the cost containment measures undertaken. Profit attributable to shareholders was higher by 82.4% to $50.9 million.

.4 However, for the first half of FY2003-04, profit attributable to shareholders fell by 33.3%, to $78.8 million. Revenue decreased by 16.7% while profit before tax declined by 34.1% to $88.5 million.

.5 The Group's shareholders' funds rose $52.8 million or 4.9% to $1,139.6 million. Earnings per share was 5.1 cents, 0.2 cent or 3.2% higher than the same period last year. Net asset *value per share for the Group at* $1.14, *was* 5 cents or 4.4% higher than that at 31 March 2003.

.6 No transaction or event of a material and unusual nature has arisen between 30 September 2003 and the date of this report, which would substantially affect the results of the Company or the Group.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

No forecast was disclosed.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

With improving global economic conditions, airlines have reinstated most of the flights previously cancelled due to the SARS outbreak. Flight frequencies and passenger loads are expected to increase further in the second half of FY2003-04. However, profit for the year is still expected to be lower than last year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	3 cents per ordinary share (less tax)
Par value of shares	10 cents per share
Tax Rate	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	3 cents per ordinary share (less tax)
Par value of shares	10 cents per share
Tax Rate	22%

(c) Date payable

Dividend payable on 28 November 2003.

(d) Books closure date

Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed on 14 November 2003 for the preparation of dividend warrants. Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5 pm on 13 November 2003 will be registered to determine shareholders' entitlements to the interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 13 November 2003 will be entitled to the interim dividend.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

NA

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

NA

15. A breakdown of sales

NA

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

17. INTERESTED PERSONS TRANSACTIONS

17.1 The interested person transactions conducted in the second quarter ended 30 September 2003 are listed below:

	Aggregated value of all interested person transactions entered into during the second quarter under review (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920) (S$'000)	Aggregate value of all interested person transactions entered into during the second quarter under review under the shareholders' mandate pursuant to Rule 920 (excluding transactions of value less than S$100,000) (S$'000)
Singapore Airlines Limited	-	4,257
Singapore Food Industries Ltd	-	117
SempCorp Logistics Ltd	255	-
	255	4,374

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping
Company Secretary
29 October 2003
Singapore

MASNET No. 27 OF 20.10.2003
Announcement No. 31

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

Director Stmt - Sep 03.pdf

Submitted by Annabelle Yip, Company Secretary on 20/10/2003 to the SGX

SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 28 MARCH 2001 ("THE TRUST DEED")

We, Edmund Cheng Wai Wing and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 2003:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 13 October 2003

Edmund Cheng Wai Wing
Chairman

Michael Tan Jiak Ngee
Director

MASNET No. 5 OF 14.10.2003
Announcement No. 5

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for September 2003

This is the SATS operating data for September 2003:

Year on Year Comparison	September 2003	September 2002	% change
Unit Services Handled ('000)	5.70	6.38	- 10.7
Flights Handled ('000)	5.21	6.10	- 14.5
Cargo/Mail Processed ('000 tonnes)	119.61	121.56	- 1.6
Passengers Handled ('M)	1.92	1.99	- 3.4
Unit Meals Produced ('M)	1.39	1.46	- 5.0
Gross Meals Produced ('M)	1.77	1.83	- 3.4

Quarter on Quarter Comparison	2Q FY2004 (Jul - Sep 03)	1Q FY2004 (Apr - Jun 03)	% change
Unit Services Handled ('000)	16.72	14.16	18.1
Flights Handled ('000)	15.17	13.12	15.6
Cargo/Mail Processed ('000 tonnes)	346.87	329.73	5.2
Passengers Handled ('M)	5.66	3.23	75.3
Unit Meals Produced ('M)	4.05	2.59	56.1
Gross Meals Produced ('M)	5.21	3.30	58.1

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight

type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Operating data continued to improve in September 2003. On the whole, data for the second quarter of FY2004 showed big improvements over the first quarter's data. Airlines have started to increase flights to cater for the strong passenger growth during the year-end holidays. Workload is expected to increase further.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 14/10/2003 to the SGX

ANNOUNCEMENTS

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for August 2003

This is the SATS operating data for August 2003:

Year on Year Comparison	August 2003	August 2002	% change
Unit Services Handled ('000)	5.66	6.57	- 13.9
Flights Handled ('000)	5.12	6.32	- 19.0
Cargo/Mail Processed ('000 tonnes)	114.39	120.59	- 5.1
Passengers Handled ('M)	1.93	2.10	- 8.1
Unit Meals Produced ('M)	1.36	1.52	- 10.4
Gross Meals Produced ('M)	1.78	1.93	- 8.0

Month on Month Comparison	August 2003	July 2003	% change
Unit Services Handled ('000)	5.66	5.36	5.6
Flights Handled ('000)	5.12	4.84	6.0
Cargo/Mail Processed ('000 tonnes)	114.39	112.87	1.3
Passengers Handled ('M)	1.93	1.81	6.3
Unit Meals Produced ('M)	1.36	1.22	11.5
Gross Meals Produced ('M)	1.78	1.56	13.9

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Operating data for August 2003 continued to improve month on month, but not up to the levels seen last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 15/09/2003 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 306. The Quarterly Report has been lodged with the Trustee.

Clause 15r (Director Statement)_June 03.pdf
Submitted by Annabelle Yip, Company Secretary on 13/08/2003 to the SGX

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SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Edmund Cheng Wai Wing and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 June 2003:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 4 August 2003

Edmund Cheng Wai Wing
Chairman

Michael Tan Jiak Ngee
Director

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P.O. Box 3 Singapore Changi Airport, Singapore 918141.
visit us: www.sats.com.sg

ANNOUNCEMENTS

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for July 2003

This is the SATS operating data for July 2003:

Year on Year Comparison	July 2003	July 2002	% change
Unit Services Handled ('000)	5.36	6.57	- 18.4
Flights Handled ('000)	4.84	6.33	- 23.6
Cargo/Mail Processed ('000 tonnes)	112.87	119.18	- 5.3
Passengers Handled ('M)	1.81	2.08	- 13.0
Unit Meals Produced ('M)	1.22	1.51	- 19.2
Gross Meals Produced ('M)	1.56	1.89	- 17.4

Month on Month Comparison	July 2003	June 2003	% change

Unit Services Handled ('000)	5.36	4.48	19.6
Flights Handled ('000)	4.84	4.12	17.4
Cargo/Mail Processed ('000 tonnes)	112.87	108.22	4.3
Passengers Handled ('M)	1.81	1.33	36.3
Unit Meals Produced ('M)	1.22	1.00	22.1
Gross Meals Produced ('M)	1.56	1.27	23.1

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Operating data for July 2003 were better than the previous month, but not up to the levels seen last year. Month-to-month recovery is expected to continue as airlines progressively restore flights cut during the SARS outbreak.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154
Submitted by Annabelle Yip, Company Secretary on 13/08/2003 to the SGX

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ANNOUNCEMENTS

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Group Posts S$27.9 Million First Quarter Profit for FY2003/2004

MEDIA RELEASE

Singapore July 30, 2003 – The Singapore Airport Terminal Services (SATS) Group posted a net profit of S$27.9 million for the first quarter of the 2003-2004 financial year ending June 30, down 59.5 per cent on the same period last year.

Operating profit was down 61.1 per cent year on year. This was due to the crippling effects of Sars on the business. Overall, Group revenue decreased by 24.1 per cent, and pre-tax profit fell 66.4 per cent to S$22.1 million. A tax write-back of S$11.7 million arising from changes in corporate tax rules for foreign dividend income helped to boost the profit after tax to S$27.9 million.

SATS Chief Executive Officer Mr Prush Nadaisan said the result was a reflection of the difficult business conditions. "The revenue decrease from a reduction in flights handled and meals produced due to the effects of Sars was partially offset by our cost cutting efforts. By responding quickly to rapidly changing market demand, we were able to remain profitable this quarter."

"With the containment of SARS, flights previously cancelled are gradually being reinstated by airlines. Flight frequencies and passenger loads are expected to increase further in the remaining months of FY2003-04 but not to pre-SARS level," Mr Nadaisan said.

The share of profits from overseas operations through associated companies was S$6.8 million and represented 30.8% of the Group's profit before tax this quarter, up from the 11.1% last year. "We will continue to actively pursue growth opportunities abroad", Mr Nadaisan said.

- Ends –

About Singapore Airport Terminal Services Ltd (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The SATS Group's FY2003/2004 first quarter results are also available on www.sats.com.sg and www.irasia.com/listco/sg/sats

For further information, please contact:

SUSAN BEARD MAH TZE CHIANG
Baldwin Boyle Shand Singapore Airport Terminal Services Ltd

Tel: (65) 6538 9211 Tel: (65) 6541 8150
DID: (65) 6230 5113 Fax: (65) 6541 8154
Fax: (65) 6538 1062 **Email:**
Mobile: (65) 9747 9926 tzechiang_mah@singaporeair.com.sg
Email:
susan.beard@bbspr.com.sg

Submitted by Annabelle Yip, Company Secretary on 30/07/2003 to the SGX

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MASNET No. 32 OF 30.07.2003

Announcement No. 32

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

First Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003

	GROUP 1st Qtr 2003-04 S$M	1st Qtr 2002-03 S$M	% Change
REVENUE	172.7	227.6	-24.1

EXPENDITURE			
Staff costs	(80.0)	(90.5)	-11.6
Cost of raw materials	(11.1)	(15.8)	-29.7
Licensing fees	(12.0)	(16.3)	-26.4
Depreciation charges	(15.0)	(15.1)	-0.7
Company accommodation and utilities	(14.3)	(13.0)	+10.0
Other costs	(17.2)	(17.5)	-1.7
	(149.6)	(168.2)	-11.1
OPERATING PROFIT	23.1	59.4	-61.1
Interest on borrowings	(1.5)	(1.5)	-
Interest income	1.4	0.8	+75.0
Share of profits of associated companies	6.8	7.3	-6.8
Amortisation of goodwill	(0.2)	(0.2)	-
Amortisation of deferred income	0.5	-	-
PROFIT BEFORE EXCEPTIONAL ITEM	30.1	65.8	-54.3
Exceptional item*	(8.0)	-	-
PROFIT BEFORE TAXATION	22.1	65.8	-66.4
Taxation - Current tax	(6.1)	(11.5)	-47.0
- Deferred tax	11.9	(3.2)	-
- Adjustment for reduction in S'pore corporate tax rate	-	17.8	-
	5.8	3.1	+87.1
PROFIT AFTER TAXATION	27.9	68.9	-59.5
Notes:			
Operating profit is arrived at after charging:			
Foreign exchange loss	(0.5)	(2.0)	-75.0

*Cost of retrenchment and early retirement scheme

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

UNAUDITED SUMMARISED BALANCE SHEETS AS AT 30 JUNE 2003

	GROUP		COMPANY	
	30.06.2003	**31.03.2003**	**30.06.2003**	**31.03.2003**
	S$M	S$M	S$M	S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	1,013.2	985.2	630.1	619.8
Non-distributable reserves	1.6	1.6	-	-
Shareholders' funds	1,114.8	1,086.8	730.1	719.8
Minority interests	2.8	2.8	-	-
Deferred taxation	91.8	103.8	45.7	51.5
Long-term liabilities	49.6	46.8	46.1	46.0
Deferred income	31.4	31.9	31.4	31.9

	1,290.4	1,272.1	853.3	849.2
Represented by:				
Fixed assets	815.6	817.6	584.9	590.1
Subsidiaries	-	-	43.3	43.3
Associated companies	133.9	130.3	95.2	95.2
Long-term investments	7.9	7.9	7.9	7.9
Goodwill	8.9	9.2	-	-
Loan to third parties	46.1	46.0	46.1	46.0
Current assets	679.4	661.1	582.3	519.8
Less: Current liabilites	(401.4)	(400.0)	(506.4)	(453.1)
	1,290.4	1,272.1	853.3	849.2

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30.06.2003		As at 31.03.2003	
Secured	Unsecured	Secured	Unsecured
S$0.2M	S$200.6M	-	S$200.6M

Amount repayable after one year

As at 30.06.2003		As at 31.03.2003	
Secured	Unsecured	Secured	Unsecured
S$2.8M	S$46.8M	-	S$46.8M

Details of any collateral

S$3 million of the borrowings are secured by a first legal mortgage on the building located at Senoko Way.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED CONSOILDATED CASH FLOW STATEMENT FOR THE FIRST QUARTER ENDED 30 JUNE 2003

GROUP

	1st Qtr 2003-04 S$M	1st Qtr 2002-03 S$M
Net cash provided by operating activities	66.3	57.6
Cash flows from investing activities		
Capital expenditure	(11.4)	(0.9)
Loans to third parties	(0.1)	2.3
Proceeds from sale of fixed assets	0.3	4.5
Purchase of short-term non-equity investments	(19.1)	-
Repayment of loans by associated companies	0.1	0.3
Dividends from associated companies	2.0	4.3
Net cash (used in)/provided by investing activities	(28.2)	10.5
Cash flows from financing activities		
Proceeds from long-term borrowings	2.9	(2.4)
Payment of finance lease activities	-	(0.1)
Net cash provided by/(used in) financing activities	2.9	(2.5)
Net increase in cash and cash equivalents	41.0	65.6
Effects of exchange rate changes	(0.1)	(2.0)
Cash and cash equivalents at beginning period	350.2	254.1
Cash and cash equivalents at end of period	391.1	317.7

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FIRST QUARTER ENDED 30 JUNE 2003

	Share Capital S$M	Revenue Reserve S$M	Statutory Reserve S$M	Foreign Currency Translation Reserve S$M	Total Shareholders' Equity S$M
GROUP					
Balance at 1 April 2002	100.0	819.5	0.8	10.0	930.3
Profit attributable to shareholders for the period	-	68.9	-	-	68.9
Balance at 30 June 2002	100.0	888.4	0.8	10.0	999.2
Balance at 1 April 2003	100.0	978.8	1.6	6.4	1,086.8
Foreign currency translation adjustment	-	-	-	0.1	0.1

Profit attributable to shareholders for the period	-	27.9	-	-	27.9
Balance at 30 June 2003	100.0	1,006.7	1.6	6.5	1,114.8
COMPANY					
Balance at 1 April 2002	100.0	419.9	-	-	519.9
Profit attributable to shareholders for the period	-	10.8	-	-	10.8
Balance at 30 June 2002	100.0	430.7	-	-	530.7
Balance at 1 April 2003	100.0	619.8	-	-	719.8
Profit attributable to shareholders for the period	-	10.3	-	-	10.3
Balance at 30 June 2003	100.0	630.1	-	-	730.1

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

.1 As at 30 June 2003, options to subscribe for a total of 61,644,900 ordinary shares of par value SGD0.10 ("Shares") were outstanding under the SATS Employee Share Option Plan ("Plan"). As at 30 June 2002, options to subscribe for a total of 47,164,000 Shares were outstanding under the Plan.

.2 None of the options granted on 28 March 2000, 3 July 2000 or 1 July 2002 have been exercised to date. As at 30 July 2003, 967,700 Shares have been issued pursuant to the exercise of options granted on 2 July 2001. As at 30 July 2003, the Company has an issued and paid up share capital of SGD100,096,770.00 comprising 1,000,967,700 Shares.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

Figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

N.A.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

N.A.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	GROUP	
	1st Qtr 2003-04	**1st Qtr 2002-03**
Earnings per share (cents)		
(i) Based on weighted average number of ordinary shares in issue	2.8	6.9
(ii) On a fully diluted basis	2.8	6.9

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	GROUP		COMPANY	
	30.06.03	**31.03.03**	**30.06.03**	**31.03.03**
Net asset value per ordinary share based on issued shares capital at the end of the year (cents)	111.5	108.7	73.0	72.0

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

.1 The Group's profit after tax for the first quarter of financial year 2003-04 was $27.9 million. This was $41.0 million or 59.5% lower than the same period last year as the outbreak of Severe Acute Respiratory Syndrome (SARS) resulted in fewer flights handled and meals catered. Revenue declined $54.9 million or 24.1% to $172.7 million. Expenditure decreased $18.6 million or 11.1% to $149.6 million, mainly because of lower staff costs (-$10.5 million or –11.6%) as no bonus was provided this year. Cost of raw materials and licensing fees also decreased by $4.7 million and $4.3 million respectively. However, there was an exceptional item of $8 million arising from the retrenchment and early retirement scheme that took place in the quarter. The annual saving as a result of this exercise is about $7 million.

.2 Share of profits from overseas operations through associated companies decreased $0.5 million or 6.8% to $6.8 million and represented 30.8% of the Group's profit before tax.

.3 Profit before taxation for the Group was $22.1 million, a decline of $43.7 million (-66.4%). The Group's profit after tax decreased $41.0 million (-59.5%) to $27.9 million. The deferred tax for the current reporting period includes a write-back of $11.7 million as, with effect from 1 June 2003, remittances of foreign dividend income from countries with headline tax rates of at least 15% are tax-exempt.

.4 The Group's shareholders' funds rose $28.0 million or 2.6% to $1,114.8 million. Earnings per share was 2.8 cents, 4.1 cents or 59.5% lower than the same period last year. Net asset value per share for the Group at $1.12, was 3 cents or 2.6% higher than 31 March 2003.

.5 No transaction or event of a material and unusual nature has arisen between 30 June 2003 and the date of this report, which would substantially affect the results of the Company or the Group.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

No forecast was disclosed.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

With the containment of SARS, airlines are gradually reinstating flights previously cancelled. Flight frequencies and passenger loads are expected to increase further in the remaining months of FY2003-04 but not to pre-SARS level. In light of that, profit for the year is expected to be lower than last year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None
(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

N.A.

(d) Books closure date

N.A.

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared for the quarter.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately *preceding year*

N.A.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

N.A.

15. A breakdown of sales

N.A.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary	0	0
Preference	0	0
Total:	0	0

17. Interested Persons Transactions

The interested person transactions conducted in the first quarter ended 30 June 2003 pursuant to Rule 920 of the SGX Listing Manual are listed below :

Aggregate value of all interested person transactions entered into during the first quarter under review under the shareholders' mandate pursuant to Rule 920 (excluding

	transactions of value less than S$100,000) (S$'000)
NCS Communications Engineering Pte Ltd	2,728
Invo Tech Engineering Pte Ltd	2,484
SembCorp Power Pte Ltd	1,463
CET Technologies Pte Ltd	974
SIA Properties Pte Ltd	276
Total	7,925

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping
Company Secretary
30 July 2003
Singapore

Next Annc Prev Annc

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
1 August 2003	Lodgment Of Return Of Allotment Of Share – 69,200 shares
1 August 2003	Lodgment Of Return Of Allotment Of Share – 161,300 shares
7 August 2003	Lodgment Of Return Of Allotment Of Share – 12,800 shares
7 August 2003	Lodgment Of Return Of Allotment Of share -- 301,800 shares
11 August 2003	Lodgment Of Return Of Allotment Of Share – 81,200 shares
11 August 2003	Lodgment Of Return Of Allotment Of Share -- 46,800 shares
11 August 2003	Lodgment Of Return Of Allotment Of Share – 31,400 shares
11 August 2003	Lodgment Of Return Of Allotment Of Share – 70,900 shares
12 August 2003	Lodgment Of Notice Of Resolution - relating to Special Resolution passed at Extraordinary General Meeting held on 19 July 2003
12 August 2003	Lodgment Of Notice Of Resolution - relating to Ordinary Resolutions passed at Extraordinary General Meeting held on 19 July 2003
12 August 2003	Lodgment Of Notice Of Resolution - relating to Ordinary Resoultions passed at Annual General Meeting held on 19 July 2003
25 July 2003	Lodgment Of Summary Of Return By Company Having A Share Capital
28 July 2003	Lodgment Of Main Return Of Company Having Share Capital
18 August 2003	Lodgment Of Return Of Allotment Of Share -- 15,600 shares
18 August 2003	Lodgment Of Return Of Allotment Of Share -- 25,500 shares
18 August 2003	Lodgment Of Return Of Allotment Of Share -- 8,000 shares
22 August 2003	Lodgment Of Return Of Allotment Of share – 41,600 shares
22 August 2003	Lodgment Of Return Of Allotment Of Share – 64,800 shares
22 August 2003	Lodgment Of Return Of Allotment Of Share -- 142,200 shares
27 August 2003	Lodgment Of Return Of Allotment Of Share – 68,400 shares
27 August 2003	Lodgment Of Return Of Allotment Of Share -- 203,200 shares
1 September 2003	Lodgment Of Return Of Allotment Of Share – 172,500 shares

Biz-Filing with Registry of Companies and Businesses

1 September 2003	Lodgment Of Return Of Allotment Of Share -- 69,400 shares
1 September 2003	Lodgment Of Return Of Allotment Of Share -- 104,800 shares
3 September 2003	Lodgment Of Return Of Allotment Of share -- 20,400 shares
3 September 2003	Lodgment Of Return Of Allotment Of Share -- 202,300 shares
10 September 2003	Lodgment Of Return Of Allotment Of Share -- 33,700 shares
10 September 2003	Lodgment Of Return Of Allotment Of Share -- 69,300 shares
10 September 2003	Lodgment Of Return Of Allotment Of Share -- 61,000 shares
12 September 2003	Lodgment Of Return Of Allotment Of Share -- 197,500 shares
12 September 2003	Lodgment Of Return Of Allotment Of Share -- 20,600 shares
12 September 2003	Lodgment Of Return Of Allotment Of Share -- 21,000 shares
18 September 2003	Lodgment Of Return Of Allotment Of share -- 78,500 shares
18 September 2003	Lodgment Of Return Of Allotment Of Share -- 91,000 shares
23 September 2003	Lodgment Of Return Of Allotment Of Share -- 41,200 shares
23 September 2003	Lodgment Of Return Of Allotment Of Share -- 72,000 shares
25 September 2003	Lodgment Of Return Of Allotment Of Share -- 16,800 shares
25 September 2003	Lodgment Of Return Of Allotment Of Share -- 235,700 shares
29 September 2003	Lodgment Of Return Of Allotment Of Share -- 60,300 shares
2 October 2003	Lodgment Of Return Of Allotment Of Share -- 20,700 shares
2 October 2003	Lodgment Of Return Of Allotment Of share -- 9,000 shares
7 October 2003	Lodgment Of Return Of Allotment Of Share -- 34,300 shares
7 October 2003	Lodgment Of Return Of Allotment Of Share -- 5,200 shares
8 October 2003	Lodgment Of Return Of Allotment Of Share -- 33,700 shares
8 October 2003	Lodgment Of Return Of Allotment Of Share -- 16,800 shares
8 October 2003	Lodgment Of Return Of Allotment Of Share -- 7,500 shares
10 October 2003	Lodgment Of Return Of Allotment Of share -- 36,300 shares

Biz-Filing with Registry of Companies and Businesses

10 October 2003	Lodgment Of Return Of Allotment Of Share -- 28,600 shares
16 October 2003	Lodgment Of Return Of Allotment Of Share -- 36,900 shares
16 October 2003	Lodgment Of Return Of Allotment Of Share -- 20,800 shares
20 October 2003	Lodgment Of Return Of Allotment Of Share -- 30,600 shares
20 October 2003	Lodgment Of Return Of Allotment Of Share -- 8,400 shares
22 October 2003	Lodgment Of Return Of Allotment Of Share -- 18,200 shares
28 October 2003	Lodgment Of Return Of Allotment Of Share -- 195,400 shares
28 October 2003	Lodgment Of Return Of Allotment Of Share -- 110,500 shares
28 October 2003	Lodgment Of Return Of Allotment Of Share -- 2,600 shares
3 November 2003	Lodgment Of Return Of Allotment Of share -- 5,500 shares
3 November 2003	Lodgment Of Return Of Allotment Of Share -- 62,900 shares
3 November 2003	Lodgment Of Return Of Allotment Of Share -- 87,400 shares
3 November 2003	Lodgment Of Return Of Allotment Of Share -- 1,300 shares
3 November 2003	Lodgment Of Return Of Allotment Of share -- 18,800 shares
3 November 2003	Other Applications To Registrar
3 November 2003	Lodgment Of Return Of Allotment Of Share -- 85,600 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 9,450 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 118,700 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 3,150 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 2,600 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 10,400 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 2,600 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 109,700 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 21,400 shares
10 November 2003	Lodgment Of Return Of Allotment Of Share -- 28,800 shares

Biz-Filing with Registry of Companies and Businesses

13 November 2003	Lodgment Of Return Of Allotment Of Share --	50,375 shares
13 November 2003	Lodgment Of Return Of Allotment Of Share --	73,900 shares
13 November 2003	Lodgment Of Return Of Allotment Of Share --	37,600 shares
20 November 2003	Lodgment Of Return Of Allotment Of Share --	121,700 shares
20 November 2003	Lodgment Of Return Of Allotment Of Share --	30,200 shares
20 November 2003	Lodgment Of Return Of Allotment Of Share --	141,000 shares

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000288043A Date/Time : 01/08/2003 15:58
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

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Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
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Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	69200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Allotment of share exist already.

Particulars of Allottee

Shareholder Category : * **Company / Foreign Branch**

Registration No. : * **198003912M**

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : * **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	0.10		69200	69200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 69200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/07/2003 (dd/mm/yyyy)

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100096770.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100096770.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000288177A

Date/Time : 01/08/2003 16:23

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
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Attachment : *
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- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	161300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 161300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/07/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100112900.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100112900.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000297728A

Date/Time : 07/08/2003 17:01

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 12800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100144360.00	0.00	0.00
Amount of Paid-up Share Capital :	100144360.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000297728A
Date/Time : 07/08/2003 17:01
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

** You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.*

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 301800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100143080.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100143080.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000301490A   Date/Time : 11/08/2003 16:56
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	81200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 81200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100167390.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100167390.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000301402A Date/Time : 11/08/2003 16:32
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 46800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100159270.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100159270.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000301364A

Date/Time : 11/08/2003 16:23

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 31400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100154590.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100154590.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000301258A Date/Time : 11/08/2003 15:52
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 70900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100151450.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100151450.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000302499A

Date/Time : 12/08/2003 13:59

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

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Notice of Resolution

Please fill in the following information. Fields marked * must be completed.

Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	MANDARIN BALLROOM, LEVEL 6, S MERITUS MANDARIN SINGAPORE,
Date of Meeting :*	19/07/2003 (dd/mm/yyyy)
Resolution Type :*	Other Special Resolution
Description :* (max 2000 charecters)	PLEASE SEE ATTACHMENT.
Attachment :* (copy of resolution) Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... Bizfile of special reso 120030811100230.pdf
Please indicate the directors / secretaries who signed the resolution :*	☐ S0036442H / OW CHIN HOCK / Director ☐ S0070715E / NG KEE CHOE / Director ☐ S0234645A / CHEW CHOON SENG / Director ☐ S1001765C / BARRY HENRY PATRICK DESKER / Director ☐ S1069567H / TAN JIAK NGEE MICHAEL / Director ☐ S1596086H / PHOON SIEW HENG / Director ☐ S1673157I / YIP WAI PING ANNABELLE / Secretary ☐ S1852301I / HONG HAI @ HUANG HAI / Director ☑ S2163476Z / CHENG WAI WING EDMUND / Director ☐ S2580327B / RICHARD CHARLES HELFER / Director
Please enter names of other corporate representatives who signed the resolution, if any :	

Declaration

I, YIP WAI PING ANNABELLE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Name Of Company: **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No: 197201770G

This is the Annexure A referred to in the notice of resolution signed by Annabelle Yip as Company Secretary, relating to the Special Resolution passed at the Extraordinary General Meeting of the Company held on 19 July 2003:-

SPECIAL RESOLUTION 1: THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

It was resolved that the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in Appendix 1 to the Circular to Shareholders dated 12 June 2003.

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and, where appropriate, the full text to the Articles proposed to be altered has also been reproduced.

Article 2

Existing definition of "Directors or the Board" in Article 2

"Directors, or the Board"	*means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;*

Proposed Alterations to Existing Article 2

(a) By (i) deleting the comma after the definition of Directors and (ii) adding close inverted commas after the definition of Directors and open inverted commas before the definition of the Board, such that the amended Article 2 reads as follows:–

"Directors" or "the Board"	means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;

(b) By adding a new paragraph after the words "words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;" as follows:–

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

Article 9

Existing Article 9

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire ordinary shares issued by it on such terms as the Company may from time to time think fit. All ordinary shares purchased by the Company shall be immediately cancelled. On cancellation of any ordinary share as aforesaid, the rights and privileges attached to that ordinary share shall expire.

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:–

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall be immediately cancelled. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act.

Article 13

Existing Article 13(1)

13(1). *Every person whose name is entered as a member in the Register of Members shall be entitled without charge to receive within fifteen market days after the lodgement of transfer (or such other period as may be approved by the Stock Exchange) one certificate for all his shares of any one class, or upon payment of $2.00 (or such lesser sum as the Directors may from time to time determine) several certificates in reasonable denominations in respect of shares of any one class. Where a member transfers part only of the shares comprised in a certificate, one new certificate for the balance of such shares shall be issued in lieu of the old certificate without charge. In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery thereof to one of several joint holders shall be sufficient delivery to all such holders.*

Proposed Alterations to Existing Article 13(1)

By deleting Article 13(1) in its entirety and substituting therefor the following:–

13(1). Every person whose name is entered as a member in the Register of Members shall be entitled without charge to receive within ten market days after the closing date of application for shares or, as the case may be, lodgement of transfer (or such other period as may be approved by the Stock Exchange) one certificate for all his shares of any one class, or upon payment of $2.00 (or such lesser sum as the Directors may from time to time determine) several certificates in reasonable denominations in respect of shares of any one class. Where a member transfers part only of the shares comprised in a certificate, one new certificate for the balance of such shares shall be issued in lieu of the old certificate without charge. In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery thereof to one of several joint holders shall be sufficient delivery to all such holders.

Article 15

Existing Article 15

15. *Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser or member of the Stock Exchange on behalf of its client, as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case on payment of such sum not exceeding $1.00 as the Directors may from time to time require. In the case of the certificate being destroyed, lost or stolen a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.*

Proposed Alterations to Existing Article 15

By deleting Article 15 in its entirety and substituting therefor the following:–

15. Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser or member of the Stock Exchange on behalf of its client, as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case on payment of such sum not exceeding $2.00 as the Directors may from time to time require. In the case of the certificate being destroyed, lost or stolen a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Article 32(e)

Existing Article 32(e)

32(e) *the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–*

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and

(where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

Proposed Alterations to Existing Article 32(e)

By deleting Article 32(e) in its entirety and replacing therefor the following:–

32(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and

(ii) (where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

Article 52

Existing Article 52

52. *Subject to any direction to the contrary that may be given by the Company in general meeting or except as permitted by the listing rules of the Stock Exchange, all new shares shall, before issue, be offered to the members in proportion, as nearly as the circumstances admit, to the number of shares held by them respectively. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered in accordance with this Article. Notwithstanding the foregoing, where the new shares to be offered are ordinary shares, no shares held by a member other than ordinary shares shall be taken into account for the purposes of determining the proportions in which such ordinary shares are to be offered to such member as aforesaid.*

Proposed Alterations to Existing Article 52

By deleting Article 52 in its entirety and substituting therefor the following:–

52(1). Subject to any direction to the contrary that may be given by the Company in general meeting or except as permitted by the listing rules of the Stock Exchange, all new shares shall, before issue, be offered to the members in proportion, as nearly as the circumstances admit, to the number of shares held by them respectively. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which

(by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered in accordance with this Article. Notwithstanding the foregoing, where the new shares to be offered are ordinary shares, no shares held by a member other than ordinary shares shall be taken into account for the purposes of determining the proportions in which such ordinary shares are to be offered to such member as aforesaid.

(2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:-

(a) (i) issue shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding that the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:-

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:-

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of the ordinary resolution after adjusting for:-

(aa) new shares arising from the conversion or exercise of convertible securities or employee share options on issue as at the date of the passing of the ordinary resolution; and

(bb) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the listing rules of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Article 57

Existing Article 57(1)

57(1). Subject to the provisions of the Act as to special resolutions, special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least. At least 14 days' notice of such meeting shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.

Proposed Alterations to Existing Article 57(1)

By deleting Article 57(1) in its entirety and substituting therefor the following:–

57(1). Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.

Article 58

Existing Article 58

58. All business shall be special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance-sheets, and the report of the Directors and auditors, the election of Directors in the place of those retiring, and the appointment and fixing of the remuneration of the auditors.

Proposed Alterations to Existing Article 58

By deleting Article 58 in its entirety and substituting therefor the following:–

58. All business shall be special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance-sheets, and the report of the Directors and auditors, the appointment or re-appointment of Directors to fill vacancies arising on retirement at such meeting whether by rotation or otherwise, the fixing of Directors' fees and the appointment and fixing of the remuneration of the auditors.

Article 72(2)

Existing Article 72(2)

72(2) *The instrument appointing a proxy or representative shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised and the signatures of an instrument of proxy need not be witnessed. Where the Depositor nominates proxies pursuant to Article 72(1) above, the instrument of proxy shall be under the hand of the Depositor or his attorney duly authorised in writing, or if the Depositor is a corporation, under its common seal or under the hand of its officer or attorney duly authorised in writing. A proxy or representative may but need not be a member of the Company. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. The instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit.*

I/We,
Of
being a member/members of
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED,
hereby appoint
of
or failing him,
of
as my/our proxy to vote for me/us on my/our behalf at the annual/extraordinary general meeting of the Company, to be held on the day of , and at any adjournment thereof.

Signed this day of ,

*This form is to be used *in favour of / Against the resolution.*

** Strike out whichever is not desired. (Unless otherwise instructed, the proxy may vote as he thinks fit).*

Proposed Alterations to Existing Article 72(2)

By deleting Article 72(2) in its entirety and substituting therefor the following:–

72(2) The instrument appointing a proxy or representative shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised and the signatures of an instrument of proxy need not be witnessed. Where the Depositor nominates proxies pursuant to Article 72(1) above, the instrument of proxy shall be under the hand of the Depositor or his attorney duly authorised in writing, or if the Depositor is a corporation, under its common seal or under the hand of its officer or attorney duly authorised in writing. A proxy or representative may but need not be a member of the Company. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. Subject to any requirements as may be prescribed by the Stock Exchange, the instrument appointing a proxy shall be in any usual or common form or in any other form which the Directors may approve.

Article 83

Existing Article 83

83. *Subject to Article 112, at each annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third shall retire from office.*

Proposed Alterations to Existing Article 83

By deleting Article 83 in its entirety and substituting therefor the following:–

83. At each annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third rounded upwards to the next whole number shall retire from office.

Article 85

Existing Article 85

85. *The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.*

Proposed Alterations to Existing Article 85

By deleting Article 85 in its entirety and substituting therefor the following:–

85. Every Director shall retire from office at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Article 89

Existing Article 89

89. *The Company may from time to time by ordinary resolution passed at a general meeting increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to go out of office.*

Proposed Alterations to Existing Article 89

By deleting Article 89 in its entirety and substituting therefor the following:–

89. The Company may from time to time by ordinary resolution passed at a general meeting increase or reduce the number of Directors (as the case may be) by appointing any person to be a Director as an addition to the existing Directors or by removing any Director under Article 91.

Article 95

Existing Article 95

95. *The Directors may delegate any of their powers, other than the powers to borrow and make calls, to Committees consisting of such members of their body as they think fit. Any Committee so formed shall in the exercise of the power so delegated conform to any regulations that may from time to time be imposed upon them by the Board.* *Delegation of Directors' powers*

Proposed Alterations to Existing Article 95

By deleting Article 95 in its entirety.

Article 105

Existing Article 105

105. *The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any Articles that may be imposed on it by the Directors.*

Proposed Alterations to Existing Article 105

By deleting Article 105 in its entirety and substituting therefor the following:–

105. The Directors may delegate any of their powers to committees of Directors consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

Article 106

Existing Article 106

106. A Committee may elect a Chairman of its meetings; if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.

Proposed Alterations to Existing Article 106

By deleting Article 106 in its entirety and substituting therefor the following:–

106. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.

Article 107

Existing Article 107

107. A committee may meet and adjourn its meeting as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

Proposed Alterations to Existing Article 107

By deleting Article 107 in its entirety and substituting therefor the following:–

107. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may meet and adjourn its meeting as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

Article 108

Existing Article 108

108. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, so that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director. *Validity of acts of Directors in spite of some formal defects*

Proposed Alterations to Existing Article 108

By deleting Article 108 in its entirety and substituting therefor the following:–

108. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director or as a member of any such committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the persons as aforesaid, or that they or any of them was disqualified or had vacated office, or was not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of the committee of Directors and had continued to be a Director or member of the committee of Directors and had been entitled to vote.

Validity of acts of Directors and members of committees of Directors in spite of some formal defects

Article 109

Existing Article 109

109. A resolution in writing, signed by all the Directors for the time being present in Singapore being not less than the majority of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" used in this Articles include approval by telefax, telex, cable, telegram or electronic mail through the internet by any such Director.

Proposed Alterations to Existing Article 109

By deleting Article 109 in its entirety and substituting therefor the following:–

109. A resolution in writing, signed by a majority of the Directors entitled to receive notice of a meeting of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Article 112

Existing Article 112

112. The Directors may from time to time appoint any person, including a Director, to be Chief Executive Officer (or such other designation as the Directors may from time to time decide) for such period and on such terms as the Directors think fit. Subject to the terms of any agreement entered into in any particular case, the Directors may revoke any such appointment. If any Director is so appointed as Chief Executive Officer, such Director shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation or retirement of Directors, but his appointment shall be automatically determined if he ceases for any cause to be a Director. Where a Chief Executive Officer is appointed for a fixed term, the term shall not exceed 5 years.

Proposed Alterations to Existing Article 112

By deleting Article 112 in its entirety and substituting therefor the following:–

112(1). The Directors may from time to time appoint any person, including a Director, to be Chief Executive Officer (or such other designation as the Directors may from time to time decide) for such period and on such terms as the Directors think fit. Subject to the terms of any agreement entered into in any particular case, the Directors may revoke any such appointment.

(2) If any Director is so appointed as Chief Executive Officer, such Director shall, while holding that office, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors.

(3) The appointment of any Director to any executive office (including the office of the Chief Executive Officer) shall not automatically determine if he ceases for any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise.

(4) Where a Chief Executive Officer is appointed for a fixed term, the term shall not exceed 5 years.

Article 116

Existing Article 116

116. The Secretary shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

Proposed Alterations to Existing Article 116

By deleting Article 116 in its entirety and substituting therefor the following:-

116. The Secretary shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. If thought fit two or more persons may be appointed as Joint Secretaries and such persons may in the discharge of their duties act jointly or severally. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary, Joint Secretaries or Assistant Secretaries shall not conflict with the provisions of the Act.

New Heading "AUTHENTICATION OF DOCUMENTS" and New Article 120A

By inserting the new heading "AUTHENTICATION OF DOCUMENTS" after Article 120 and by inserting new Article 120A as follows:-

AUTHENTICATION OF DOCUMENTS

Authentication of documents

120A. Any Director or Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are not kept at the registered office of the Company, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to these presents may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.

Article 122

Existing Article 122

122. *The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 6 months.*

Proposed Alterations to Existing Article 122

By deleting Article 122 in its entirety and substituting therefor the following:–

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 4 months.

Article 141

Existing Article 141

141. *On a voluntary winding up of the Company no commission or fee shall be paid to a liquidator without the prior approval of the Company in general meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the meeting at which it is to be considered.* *Liquidator's Commission*

Proposed Alterations to Existing Article 141

By deleting Article 141 in its entirety.

Article 143

Existing Heading "Alteration of Articles" and Article 143

ALTERATION OF ARTICLES

143. *The Company shall not delete, amend or add to any of these Articles unless prior written approval has been sought and obtained from the Stock Exchange for such deletion, amendment or addition.* *Alteration of Articles*

Proposed Alterations to Existing Heading "ALTERATION OF ARTICLES" and Article 143

By deleting the heading "ALTERATION OF ARTICLES" before Article 143 and Article 143 in their entirety.

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

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		Total (S$) :		10.00

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	THE MANDARIN BALLROOM, LEVEL MERITUS MANDARIN SINGAPORE,
Date of Meeting :*	19/07/2003 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 charecters)	PLEASE SEE ATTACHMENT.
Attachment :* (copy of resolution) Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... bizfile of Ordinary Resolutions 2 to 420030812140525.doc
Please indicate the directors / secretaries who signed the resolution :*	☐ S0036442H / OW CHIN HOCK / Director ☐ S0070715E / NG KEE CHOE / Director ☐ S0234645A / CHEW CHOON SENG / Director ☐ S1001765C / BARRY HENRY PATRICK DESKER / Director ☐ S1069567H / TAN JIAK NGEE MICHAEL / Director ☐ S1596086H / PHOON SIEW HENG / Director ☐ S1673157I / YIP WAI PING ANNABELLE / Secretary ☐ S1852301I / HONG HAI @ HUANG HAI / Director ☑ S2163476Z / CHENG WAI WING EDMUND / Director ☐ S2580327B / RICHARD CHARLES HELFER / Director
Please enter names of other corporate representatives who signed the resolution, if any :	

Declaration

I, YIP WAI PING ANNABELLE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Name Of Company: **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No: 197201770G

This is the attachment to the Notice of Resolution relating to the Ordinary Resolutions passed at the Extraordinary General Meeting of the Company held on 19 July 2003:-

IT WAS RESOLVED:-

ORDINARY RESOLUTION 2: THE PROPOSED SHARE ISSUE MANDATE

That, subject to Special Resolution 1 having been passed, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:-

(c) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:-

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:-

(1) new shares arising from the conversion or exercise of any convertible securities or employee share options on issue which are outstanding or subsisting at the time this Resolution is passed; and

(2) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest).

ORDINARY RESOLUTION 3: THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

That:-

(a) the rules of the SATS Employee Share Option Plan (the "**SATS Employee Share Option Plan**") be modified in the manner as set out in Appendix 2 to the Circular to Shareholders dated 12 June 2003; and

(b) the Directors of the Company be and are hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan) in accordance with the rules of the SATS Employee Share Option Plan (as modified) and to allot and issue from time to time such number of Ordinary Shares (as defined in the SATS Employee Share Option Plan) as may be required to be issued pursuant to the exercise of Options under the SATS Employee Share Option Plan, provided that the aggregate number of Ordinary Shares to be issued pursuant to the SATS Employee Share Option Plan shall not exceed 15 per cent. of the issued ordinary share capital of the Company from time to time.

ORDINARY RESOLUTION 4: THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

That:-

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 3 of the Circular to Shareholders dated 12 June 2003 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 3 of the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

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RECEIPT

Receipt No : RCB0000000302538A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 12/08/2003 14:11

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

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Notice of Resolution

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	MANDARIN BALLROOM, LEVEL 6, S MERITUS MANDARIN SINGAPORE,
Date of Meeting :*	19/07/2003 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 charecters)	PLEASE SEE ATTACHMENT.
Attachment :* (copy of resolution) Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... bizfiling for ord resos 2, 8.2 to 8.420030812141019.doc
Please indicate the directors / secretaries who signed the resolution :*	☐ S0036442H / OW CHIN HOCK / Director ☐ S0070715E / NG KEE CHOE / Director ☐ S0234645A / CHEW CHOON SENG / Director ☐ S1001765C / BARRY HENRY PATRICK DESKER / Director ☐ S1069567H / TAN JIAK NGEE MICHAEL / Director ☐ S1596086H / PHOON SIEW HENG / Director ☐ S1673157I / YIP WAI PING ANNABELLE / Secretary ☐ S1852301I / HONG HAI @ HUANG HAI / Director ☑ S2163476Z / CHENG WAI WING EDMUND / Director ☐ S2580327B / RICHARD CHARLES HELFER / Director
Please enter names of other corporate representatives who signed the resolution, if any :	

Declaration

I, YIP WAI PING ANNABELLE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Name Of Company: **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No: 197201770G

This is the attachment to the Notice of Resolution relating to the Ordinary Resolutions passed at the Annual General Meeting of the Company held on 19 July 2003:-

IT WAS RESOLVED:-

ORDINARY BUSINESS

2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2003.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

8.2 "That subject to the Companies Act (Cap. 50), the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap. 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT**:- (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and the aggregate number of shares that may be issued under this proviso shall be calculated in accordance with the listing rules of the SGX-ST, and (b) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

8.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

8.4 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("Chapter 9"):-

(a) approval be and is hereby given, for the Company, its subsidiaries and relevant associated companies comprising entities at risk under the provisions of Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed at the Annual General Meeting of the Company held on 9 July 2002 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000266830A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 25/07/2003 16:28

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Summary Of Return By Company Having A Share Capi **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	5.00	1	5.00
		Total (S$) :		5.00

Deposit Service Account No. : 030066

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Summary of returns by Local Company having a Share Capital

If there are any updates to be made, please click on the hyperlinks on each section header to proceed further.
If there are any errors in the information, please amend the errors by filing the Notice of Error or by Order of Court.
You can also view this Summary of Returns within 24 hours after your payment.

Confirm

Registered Office, Charges, Summary of Share Capital And other Information on Shares   Particulars of Directors, Managers, Secretaries and Auditors and List of ShareHolders

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No : **197201770G**

1. Address of Registered Office

20, AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 1
SINGAPORE (819659)

2. Address at which the Register of Members is kept if other than the Registered Office

3. List of Registered Charges

4. Summary of Share Capital and Shares

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200,000,000.00**	**0.100000**	**SINGAPORE DOLLAR**
Class of Shares :	**Ordinary**	**Preference**	**Others**
Issued Share Capital :	100,089,850.00	0.00	0.00
Paid-up Share Capital :	100,089,850.00	0.00	0.00

5.Other Information on Shares (to be updated prior to filing of Annual Return)
click on the hyperlink below to edit/update the other information on shares)

Nominal Value per share:0.100000

Currency Code: SINGAPORE DOLLAR

General : Please fill in the Information where applicable. Zeros need not be entered.

	Ordinary	Preference	Others
(i) Shares paid in cash:			
(a) **Number** of shares issued subject to payment wholly in cash :	1000898500	0	0
(ii) Shares paid in non-cash:			
(a) **Number** of shares issued as fully paid up otherwise than in cash :	0	0	0
(b) **Total amount**, if any, agreed to be considered as paid on **0** shares which have been deemed issued as fully paid up otherwise than in cash:	0	0	0
(iii) Partly paid:			
(a) **Number** of shares issued as partly paid up to the extent of **0** per share otherwise than in cash :	0	0	0
(b) **Total amount**, if any, agreed to be considered as paid on **0** shares which have been issued as partly paid up to the extent of **0** per share otherwise than in cash:	0	0	0
(iv) Discount on shares:			
(a) **Number** of shares (if any) of each class issued at a discount since the date of last return:	0	0	0
(b) **Total amount** of discount on the issue of shares which has not been written off at the date of this return:	0	0	0
(v) Forfeited shares:			
(a) **Total number** of shares forfeited since last Annual Return:	0	0	0
(vi) Share buy-back:			
(a) **Number** of shares bought back since the last Annual Return :	0	0	0
(vii) Calls:			
(a) **Additional calls** paid since the date of last return or last notice of allotment but yet to be included in 'Paid-up Share Capital' of this Summary of Returns:	0	0	0
(b) **Total amount** of calls unpaid:	0	0	0

(*Note : Upon updating 'Paid-up Share Capital' will include the additional calls)

(viii) Commissions (shares):

(a) **Total amount** of the sums, if any, paid by way of commission in respect of

shares since the date of the last return:	0	0	0
(ix) Commissions (debentures):			
(a) **Total amount** of the sums, if any, paid by way of commission in respect of debentures since the date of the last return:	0	0	0

Explanatory notes (if any) :
(max 2000 characters)

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Summary of returns by Local Company having a Share Capital

If there are any updates to be made, please click on the hyperlinks on each section header to proceed further.
If there are any errors in the information, please amend the errors by filing the Notice of Error or by Order of Court .
You can also view this Summary of Returns within 24 hours after your payment.

Registered Office, Charges, Summary of Share Capital And other Information on Shares   Particulars of Directors, Managers, Secretaries and Auditors and List of Shareholders

PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THIS ANNUAL RETURN 25/07/2003

Director(s):

S/No.	Name Residential Address	NRIC/Passport	Date of Appointment Nationality
1	OW CHIN HOCK 137, SUNSET WAY #01 - 07 CLEMENTI PARK SINGAPORE (597159)	S0036442H	21/05/2002 SINGAPOREAN
2	NG KEE CHOE 9, WILTSHIRE ROAD SINGAPORE (466385)	S0070715E	01/03/2000 SINGAPOREAN
3	CHEW CHOON SENG 45, SIAN TUAN AVENUE HONG KONG PARK SINGAPORE (588319)	S0234645A	01/06/1996 SINGAPOREAN
4	BARRY HENRY PATRICK DESKER 357C, HOLLAND ROAD SINGAPORE (278633)	S1001765C	01/08/1999 SINGAPOREAN
5	TAN JIAK NGEE MICHAEL 44, MACKERROW ROAD SINGAPORE (358627)	S1069567H	01/09/1977 SINGAPOREAN

6	PHOON SIEW HENG 19B, LIM TUA TOW ROAD #03 - 01 CASA RIVIERA SINGAPORE (547802)	S1596086H	21/05/2002 SINGAPOREAN
7	HONG HAI @ HUANG HAI 18, ORIOLE CRESCENT RAFFLES PARK SINGAPORE (288611)	S1852301I	01/03/2000 SINGAPOREAN
8	CHENG WAI WING EDMUND 16, PEEL ROAD SINGAPORE (248620)	S2163476Z	22/05/2003 SINGAPOREAN
9	RICHARD CHARLES HELFER 77, EMERALD HILL ROAD SINGAPORE (229353)	S2580327B	01/03/2000 SINGAPORE P.R.

Secretary(ies):

S/No.	**Name** **Residential Address**	**NRIC/Passport**	**Date of Appointment** **Nationality**
1	YIP WAI PING ANNABELLE 15, MOUNT SINAI RISE #07 - 04 RIDGEWOOD CONDOMINIUM SINGAPORE (276906)	S1673157I	01/09/2000 SINGAPOREAN

Auditor(s):

S/No.	**Company Name** **Address**	**Audit Firm No.**	**Date of Appointment**
1	ERNST & YOUNG(FORMER NAME 'ERNST & WHINNEY & ARTHUR YOUNG') 10, COLLYER QUAY #21 - 01 OCEAN BUILDING SINGAPORE (049315)	000418	

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
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RECEIPT

Receipt No	: RCB0000000270230A	Date/Time : 28/07/2003 14:10
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Main Return Of Company Having Share Capital **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 90.00

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Annual Return by Local Company having Share Capital

The Companies Act (Chapter 50) Eighth Schedule
You must have verified the company's Summary of Returns not more than 14 days prior to making this return. Click here to go to Summary of Returns
For relief from compliance with requirements of form & content under section 202, application must be made before proceeding with this filing. Please click here to make the application.
Please fill in the following information. Fields marked * must be completed.

Please enter Company Registration No. :

Registration No : * 197201770G

Company Type :
Company is a/an : (Please choose the appropriate box."EPC" is an abbreviation for "Exempt Private Company".)

- ○ **I) Exempt/Deemed Exempt Private Company with EPC Certificate**
- ○ **II) Gazetted Exempt Private Company with EPC Certificate**
- ○ **III) Exempt/Deemed Exempt Private Company without EPC Certificate**
- ○ **IV) Gazetted Exempt Private Company without EPC Certificate**
- ○ **V) Exempt Private Company required by law to file accounts**
- ○ **VI) Non exempt private company**
- ◉ **VII) Public Listed Company**
- ○ **VIII) Public Unlisted Company**
- ○ **IX) Trust Company**

(* Note : Companies of Type I and II need not submit Financial Highlights and Accounts)

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Annual Return by Local Company having Share Capital

The Companies Act (Chapter 50) Eighth Schedule
Please fill in the following information. Fields marked * must be completed.
Company of type I or II i.e. EPC with EPC Certificate need not complete Section on Documents laid at AGM and Financial Highlights.

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AGM and Certificate — **Certification to be given by all Companies**

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No : **197201770G**

Date of Annual Return : 25/07/2003 (dd/mm/yyyy)

Date of Annual General Meeting: * 19/07/2003 (dd/mm/yyyy)

***Note:**

For private companies, if AGM has been dispensed with under section 175A(1), please state the date on which all resolutions by written means were formally agreed.

For companies that had obtained approval from RCB fo file AR without holding AGM, please state the date on which AGM was supposed to be held by the company.

Date Accounts made up to: 31/03/2003 (dd/mm/yyyy)
(Click here to go to Notice of Change of Financial Year if the Financial Year End is different)

Name of Audit Firm/Company who prepared accounts: ERNST & YOUNG(FORMER NAME 'ERNST & WHINNEY & ARTHUR YOUNG') (000418)

For companies filing accounts with this return, in respect of the accounts that are filed, are the accounts qualified? ○ Yes ◉ No

Certificate By Exempt Private Company ***(Please attach the certificate if company is an EPC with EPC Certificate)***

Attachment: [ ] Browse...

For Companies filing accounts with their Return

Documents laid at AGM, or where private company's AGM has been dispensed with, documents sent to members

Attach Report and Statement of Directors, Report of Auditors, Last Audited Balance Sheet, Last Audited Profit and Loss Accounts, Notes on the Accounts and others (if any).

If document size exceeds 2 MB, it must be split into multiple attachments of maximum 2 MB each. If total does not exceed 2 MB, please attach all documents in Attachment 1 (Attachments must be in pdf format and each attachment must not exceed 2 MB)

Attachment 1: * [ ] Browse...

SATS - Audited Accounts - FY2002-0320030725164957.pdf

Continuation of Attachment: [ ] Browse...

The Director's Report and Statement By Directors have been signed by :

(i) CHEONG CHOONG KONG (S1842638B) Retrieve

CHEONG CHOONG KONG
10 MARYLAND DRIVE
MARYLAND ESTATE
Singapore (277506)

(ii) TAN JIAK NGEE MICHAEL (S1069567H) Retrieve

TAN JIAK NGEE MICHAEL
44 MACKERROW ROAD

Singapore (358627)

Order for Relief from Compliance with requirements of form and content granted under section 202

Date of Order :

Description of Order :

Documents

Attach other document(s) if required by any other law to be filed with this AR (Attachments must be in pdf format must not exceed 2 MB)

Attachment : (max 2 MB size) [ ] Browse...

Financial Highlights:

Please provide all information required .
All fields to be completed with at least a zero.

Notes :
1. Current + Fixed and other assets = Total assets
2. Current liabilities + All other non-current and long term liabilities = Total liabilities
3. Paid-up capital + Reserves - (Accumulated Loss), if any = Shareholders' Funds
4. Total assets = Total liabilities + Shareholders' Funds

Principal activity(ies) in the course of the financial year :	65931 - BANK/FINANCIAL HOLDING COMPANIES Description : HOLDING COMPANIES
	Description :

For change of SSIC codes, please fill in the new SSIC codes below :

1st SSIC :	[ ] Retrieve
Description :	
2nd SSIC :	[ ] Retrieve
Description :	
Turnover/Sales and other operating revenues : (Total amount received and receivable in the ordinary course of business for goods sold or supplied as a principal and for services provided)	74301.00
Net Income (or Loss) from extraordinary and non-operating items :*	310552.00
Profit before tax : *	326121.00
Profit after tax :*	254516.00
Loss before tax :*	0.00
Loss after tax :*	0.00
Total assets :	1302295.00
(a) Current assets :	519828.00
(b) Fixed and other assets :	782467.00
Total Liabilities :	582498.00

(a) Current Liabilities :	453078.00
(b) All non-current and long-term liabilities :	129420.00
Shareholders' Funds:	719797.00
(a) Paid-up Capital :	100000.00
(b) Reserves (Total of all types) :	169797.00
(c) (Accumulated Loss)	0.00

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Please fill in the following information. Fields with * must be completed.

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AGM and Certificate — Certification to be given by all Companies

CERTIFICATION TO BE GIVEN BY ALL COMPANIES

Please select either Option A or Option B.

☑ **A. Click in box if you are making the certification on the instructions of a director or secretary of Company:**

I, LUM SIEW FONG,SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, hereby certify that

i) I have verified from [YIP WAI PING ANNABELLE (S1673157I)], director/secretary of the company that the "Summary of Returns by Local Company having a share capital" of the above company in the records of the registry of companies and businesses is as at **25/07/2003** (date must not be more than 14 days prior to the date of lodgement) accurate and up to date.

ii) I have verified from [YIP WAI PING ANNABELLE (S1673157I)] that :

(a) he had made an inspection of the share register and confirmed that transfers [have not] been registered since the date of the [last annual return]

(b) that the company being a private company has not since the date of the [last annual return] issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call;

☑ Click in box if company is a public company.

(c) the company is a private company and that the number of its members are not more than 50 (counting joint holders of shares as one person and not counting any person in the employment of the company or its subsidiary or any person who while previously in the employment of the company or of its subsidiary was and thereafter has continued to be a member of the company).

☑ Click in box if company is a public company or (c) is inapplicable.

☑ Click in box to confirm the above certification

☐ **B. Click in box if you are attaching a copy of certificate signed by an officer of the Company:**

Attachment : [ ] Browse...
(attachment must be in pdf format and must not exceed 2 MB)

Save Reset

02:37 PM
Sender Info:
No Sender Info
found in the
address Book

Dear Sir/Madam,

Thank you for your e-mail. The matter rasied is pertaining to rectification of errors. I will forward your request to Miss Vivien Lim, Deputy Head of Information Resource Unit to assist you in the matter. You may also wish to liaise with her at the e-mail address - Vivien_Lim@rcb.gov.sg or tel no 63253713 pertaining to the information services. She will be responding to you directly in this matter.

Thank you and regards
Ms Nazrath
Public Affairs Assistant
RCB

<Annabelle_Yip@singapore
air.com.sg> To: Vivien
LIM/RCB/SINGOV@SINGOV, RCB

Feedback/RCB/SINGOV@SINGOV
25/07/2003 12:24 PM cc:
Subject: Annual
Return of Singapore Airport Terminal
Services Limited
(197201770G)

Good afternoon

In the summary of returns by local company having a share capital, the date of appointment of Ernst & Young as the auditors of the abovenamed company is not stated. We had previously stated it in the company's previous Annual Returns as 3 May 1973. Please insert the date of appointment in our bizfiling record.

We will proceed to file the Annual Return without that information inserted this financial year.

Thank you.

Kind Regards
Annabelle
Company Secretary

>From :
SENIOR MANAGER LEGAL,
LEGAL (65418060)

Annabelle Yip
03-Aug-2003 10:00 PM
Sender Info:
SENIOR MANAGER
LEGAL, LEGAL
(65418060)

To: <Vivien_LIM@rcb.gov.sg>
cc: sally_lum@singaporeair.com.sg
Subject: Re: Annual Return of Singapore Airport Terminal Services Limited (197201770G) - (IRD)

thanks Vivien.

Kind Regards
Annabelle

Sally - please file. thanks

To: Annabelle_Yip@singaporeair.com.sg
cc: Nazrath_BEGUM@rcb.gov.sg, RCB_Feedback@rcb.gov.sg, Shireena_Woon@singaporeair.com.sg
bcc:
Subject:Re: Annual Return of Singapore Airport Terminal Services Limited (197201770G) - (IRD)
<Vivien_LIM@rcb.gov.sg>
02/08/2003 10:57 AM
Sender Info:
No Sender Info found in the address Book

Dear Annabelle,
Sorry for the late response. The auditor's appointment date has been updated.

Regards,
Vivien

<Annabelle_Yip@singapore
air.com.sg> To: RCB Feedback/RCB/SINGOV@SINGOV, Nazrath
BEGUM/RCB/SINGOV@SINGOV, Vivien
LIM/RCB/SINGOV@SINGOV
01/08/2003 04:50 PM cc: Shireena_Woon@singaporeair.com.sg
Subject: Re: Annual Return of Singapore Airport Terminal Services Limited (197201770G)
- (IRD)

Hi Vivien

Just wondering whether the matter has been addressed. Please let me know.

Thanks and Regards
Annabelle

RCB_Feedback@rcb
.gov.sg To:
Annabelle_Yip@singaporeair.com.sg,
Sent by: Vivien_LIM@rcb.gov.sg
Nazrath_BEGUM@rc cc:
b.gov.sg Subject: Re: Annual Return
of Singapore Airport Terminal
Services Limited
(197201770G) - (IRD)
25-Jul-2003

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000310012A

Date/Time : 18/08/2003 15:14

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
⦿ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100168950.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100168950.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000310096A   Date/Time : 18/08/2003 15:34
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 25500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100171500.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100171500.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000310120A Date/Time : 18/08/2003 15:43
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100172300.00	0.00	0.00
Amount of Paid-up Share Capital :	100172300.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000316791A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 22/08/2003 14:51

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 41600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100176460.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100176460.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S

RECEIPT

Receipt No : RCB0000000316887A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 22/08/2003 15:20

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :			
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 64800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100182940.00	0.00	0.00
Amount of Paid-up Share Capital :	100182940.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000316951A

Date/Time : 22/08/2003 15:39

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (◉) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	142200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)	

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	142200
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	20/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100197160.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100197160.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No	: RCB0000000322249A	Date/Time : 27/08/2003 14:58
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **_filenameyyyyMMddmmsstt_**
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	68400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	68400
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	22/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100224320.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100224320.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000322184A

Date/Time : 27/08/2003 14:39

Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	203200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 203200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100217480.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100217480.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000328494A

Date/Time : 01/09/2003 15:53

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**
Description of discrepancy :			

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	172500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 172500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/08/2003 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100258990.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100258990.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No	: RCB0000000328445A	Date/Time : 01/09/2003 15:32
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	69400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 69400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100241740.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100241740.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000328314A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 01/09/2003 14:51

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 104800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100234800.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100234800.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No	: RCB0000000331573A	Date/Time : 03/09/2003 14:46
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/08/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100261030.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100261030.00**	**0.00**	**0.00**

(2)

(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No	: RCB0000000331699A	Date/Time : 03/09/2003 15:21
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

03 NOV 24 AM 7:21

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	202300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 202300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100281260.00	0.00	0.00
Amount of Paid-up Share Capital :	100281260.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000339769A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

Date/Time : 10/09/2003 14:33

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES bizFILE
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 33700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100297660.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100297660.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No	: RCB0000000339301A	Date/Time : 10/09/2003 10:49
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 45.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	69300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : [ ]

[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 69300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100294290.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100294290.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000339216A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/09/2003 10:23

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	61000
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	03/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100287360.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100287360.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB

bizFILE

RECEIPT

Receipt No : RCB0000000342298A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 12/09/2003 10:35

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the *directors/ secretaries* who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**
Description of discrepancy :			

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	197500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address : [ ]

[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 197500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100319470.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100319470.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000342261A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 12/09/2003 10:21

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100299720.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100299720.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000343046A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 12/09/2003 16:15

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * — **Individual**

NRIC/FIN/Passport No. : * — [ ] Retrieve Details

Identification Type : * — NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * — ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/09/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100321570.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100321570.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No	: RCB0000000349282A	Date/Time : 18/09/2003 14:56
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	78500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : [ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 78500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/09/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100338520.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100338520.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000349221A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 18/09/2003 14:34

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	**LOGOUT**

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	91000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
⦿ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	⦿ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 91000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100330670.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100330670.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S

RECEIPT

Receipt No	: RCB0000000353979A	Date/Time : 23/09/2003 11:54
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 41200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100342640.00	0.00	0.00
Amount of Paid-up Share Capital :	100342640.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000354022A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 23/09/2003 12:07

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S25803 27B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	72000
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	19/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100349840.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100349840.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000357688A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 25/09/2003 14:36

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	16800
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	22/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100351520.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100351520.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000357865A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 25/09/2003 15:32

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	235700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 235700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100375090.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100375090.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000361890A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 29/09/2003 15:11

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 60300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100381120.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100381120.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000367004A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 02/10/2003 10:48

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100383190.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100383190.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S
RCB

bizFILE

RECEIPT

Date/Time : 02/10/2003 11:00

Receipt No : RCB0000000367038A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 9000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/09/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100384090.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100384090.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000372683A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 07/10/2003 14:30

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 34300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100387520.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100387520.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000372714A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 07/10/2003 14:42

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100388040.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100388040.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000374558A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 08/10/2003 15:11

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box *(b)* and leave blank *for rest of the items.*

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	33700
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	06/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100393090.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100393090.00**	**0.00**	**0.00**

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Receipt Enquiry

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Receipt No. :	RCB0000000374427A
Date and Time :	08/10/2003 14:36:28
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	Lodgment Of Return Of Allotment Of Share/Regn No:197201770G/	C030401983	10.00	0.00
Total			**10.00**	**0.00**

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000374427A

Transaction No.	Company Registration No.	Company Name
C030401983	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Payment for return of allotment of shares has been done successfully.

Print Receipt

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * ***Individual***

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	16800
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	03/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100389720.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100389720.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000374582A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 08/10/2003 15:18

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) *company is listed on the securities exchange*
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100393840.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100393840.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000377777A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/10/2003 14:31

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address : [ ]

[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 36300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100400330.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100400330.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB

bizFILE

RECEIPT

Receipt No : RCB0000000377731A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/10/2003 14:13

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

□escription : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...
(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK □ESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING E□MUN□
- ☐ S2580327B / RICHAR□ CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

	Ordinary	Preference	Others
Class of Shares :			
Number of shares :	28600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 28600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100396700.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100396700.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Date/Time : 16/10/2003 10:38

Receipt No	: RCB0000000384121A
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the *directors/ secretaries* who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 36900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100406100.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100406100.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RCB bizFILE

RECEIPT

Receipt No : RCB0000000384062A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 16/10/2003 10:22

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	20800
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	10/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100402410.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100402410.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000388336A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 20/10/2003 12:05

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 305.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 30600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100410000.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100410000.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000388295A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 20/10/2003 11:50

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 315.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	8400
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	14/10/2003 (dd/mm/yyyy)

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100406940.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100406940.00**	**0.00**	**0.00**

(3)

(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No	: RCB0000000392508A
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account

Date/Time : 22/10/2003 16:24

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

03 NOV 24 AM 7:21

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. *Fields marked* * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	18200
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	17/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100411820.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100411820.00**	**0.00**	**0.00**

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.44		

Save | Delete Issued Share | Reset | Back

Date of Meeting: * [ ] (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000415175A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 10:19

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100499500.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100499500.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	2.00		

Save | Delete Issued Share | Reset | Back

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [ ]

[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch ▾ Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000415409A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 11:44

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100498295.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100498295.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	3150
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	05/11/2003 (dd/mm/yyyy)

Save Reset Back

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.80		

Save | Delete Issued Share | Reset | Back

Date of Meeting: * ☐ (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000415314A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 11:10

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100497980.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100497980.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 118700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/11/2003 (dd/mm/yyyy)

Save Reset Back

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	118700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.44		

Save | Delete Issued Share | Reset | Back

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000415255A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 10:56

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100499240.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100499240.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	9450
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	05/11/2003 (dd/mm/yyyy)

Save Reset Back

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9450		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	2.00		

Save | Delete Issued Share | Reset | Back

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, *Professional body/service bureau, declare the information which has been submitted herein to be true to the best of* my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No	: RCB0000000415380A	Date/Time : 10/11/2003 11:34
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100468820.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100468820.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 85600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/10/2003 (dd/mm/yyyy)

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Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* If Address Type is Local Address)	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	85600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000406963A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 03/11/2003 12:16

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	*Lodgment Of Return Of Allotment Of Share* **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
REGISTRATION NO. 197201770G

Lodgment Of Return Of Allotment Of Share
RCB Transaction No. C030438309

Share Capital/Allottees Particulars not completed in transaction no. C030438309.

The Allottee is not an individual, the Particulars are as follows:

Name: The Central Depository (Pte) Limited

Registration No. 198003912M.

Nominal Value per Share: 0.10

No. of Shares allotted: 18800

Class of shares allotted: Ordinary

Currency: Singapore Dollar (099)

Date of Allotment: 28/10/2003

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Type of Transaction :	**Return Of Allotment Of Shares**
Date of Notice Error :	**03/11/2003**
Description of Error :* (max 4000 charecters)	ALLOTTEE PARTICULARS (PLEASE SEE ATTACHED DOCUMENT BELOW) NOT COMPLETED IN TRANSACTIO
Attach fresh documents showing rectification : **Note :** Upload file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... (Click 'Browse' to select file for attachment) of error - return of allotment of shares20031103150911.pdf

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No. :*	197201770G
Type of Transaction :*	RETURN OF ALLOTMENT OF SHARES

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000407416A
Date/Time : 03/11/2003 15:33
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00
		Total (S$) :		30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100453420.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100453420.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration   Share payable in cash   For a consideration other than cash   Share Capital / Allottees Particulars   List of Shareholders after Allotment   Summary of Capital

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000406785A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 03/11/2003 11:27

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100451540.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100451540.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the *Group* and enter the same in the box. *Enter the same alphabet in the box for every allottee in the same group. Skip this box if share* (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) *for subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 1300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* if Address Type is Local Address)	

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S
RCB bizFILE

RECEIPT

Receipt No : RCB0000000406753A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 03/11/2003 11:15

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	***100451410.00***	***0.00***	***0.00***
Amount of Paid-up Share Capital :	**100451410.00**	**0.00**	**0.00**

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Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 87400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* If Address Type is Local Address)	

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	87400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No	: RCB0000000406535A	Date/Time : 03/11/2003 10:00
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100459710.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100459710.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the *Group and enter the same* in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share *(s) are owned* by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	62900
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	29/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

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Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000406894A

Date/Time : 03/11/2003 11:56

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100460260.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100460260.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, *please assign an alphabet* e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* If Address Type is Local Address)	

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S

bizFILE

RECEIPT

Receipt No	: RCB0000000406920A	Date/Time : 03/11/2003 12:02
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100423130.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100423130.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the *Group* and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : [ ]

[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. *Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* if Address Type is Local Address)	

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No	: RCB0000000397615A	Date/Time : 28/10/2003 12:20
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100422870.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100422870.00**	**0.00**	**0.00**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : *If any share* or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	110500
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	22/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type Is Foreign Address)

Address :

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* If Address Type is Local Address)	

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	110500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : *

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000397601A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 28/10/2003 12:13

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100442670.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100442670.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 195400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/10/2003 (dd/mm/yyyy)

Save Reset Back

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign
Local Address (* If Address Type is Local Address)	

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	195400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. *Fields marked * must be completed.*

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000397636A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 28/10/2003 12:28

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/11/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100486110.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100486110.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000415147A

Date/Time : 10/11/2003 10:08

Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES :: online filing transactions bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * ______ (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	2.00		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100485070.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100485070.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000415076A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 09:41

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	109700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 109700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100482670.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100482670.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000415100A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 10/11/2003 09:51

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	

Date of Meeting: * [ ] (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.80		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100484810.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100484810.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No	: RCB0000000415055A	Date/Time : 10/11/2003 09:29
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME	LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

REGISTRY OF COMPANIES AND BUSINESSES :: online filing transactions bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *	Company / Foreign Branch [Search]
Registration No. : *	198003912M [Retrieve Details]
Name :	**THE CENTRAL DEPOSITORY (PTE) LIMITED**
Address Type :	**Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the bok for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 28800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/10/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100471700.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100471700.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000420562A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 13/11/2003 15:19

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	

(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50375		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 50375

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100511927.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100511927.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000420432A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 13/11/2003 14:41

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- ◉ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: *

(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	73900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES :: online filing transactions bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 73900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/11/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100506890.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100506890.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Date/Time : 13/11/2003 16:37

Receipt No	: RCB0000000420792A
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Submit

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: *

(dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	200000000	.1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 37600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/11/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100515687.50	0.00	0.00
Amount of Paid-up Share Capital :	100515687.50	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000427726A Date/Time : 20/11/2003 10:13
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	121700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 121700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/11/2003 (dd/mm/yyyy)

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100527857.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100527857.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000427750A Date/Time : 20/11/2003 10:21
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 30200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/11/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100530877.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100530877.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000428126A   Date/Time : 20/11/2003 12:35
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	141000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 141000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/11/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100544977.50	0.00	0.00
Amount of Paid-up Share Capital :	100544977.50	0.00	0.00

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Filing with Monetary Authority Of Singapore

Date of Filing	Form
15 September 2003	Form 5 -- General Lodgment Form -- Securities And Futures Act 2001 (Act 42 of 2001) – Securities And Futures (Offers Of Investments) (Shares And Debentures) Regulations 2002
	SATS Supplemental Information Memorandum dated 15 September 2003

C L I F F O R D
C H A N C E
W O N G

CLIFFORD CHANCE WONG PTE LTD

80 RAFFLES PLACE
#58-01 UOB PLAZA 1
SINGAPORE 048624

TEL +65 6416 8000
FAX +65 6532 5711
www.cliffordchance.com

YOUR REFERENCE

IN REPLY PLEASE QUOTE
DPS/HCY/CHL/30146

DATE
15 September 2003

DIRECT DIAL
(65) 6416 8251

DIRECT FAX
(65) 6532 5711

BY HAND

Monetary Authority of Singapore
MAS Building #25-00
10, Shenton Way
Singapore 079117

The Securities and Futures Department

Dear Sirs

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (THE "COMPANY")

We act for the Company.

We enclose for lodgement:

(1) one set of Form 5 together with the duly signed Supplemental Information Memorandum (the "<u>Supplemental Information Memorandum</u>") of the Company;

(2) a soft copy of the Supplemental Information Memorandum (in PDF format) on a duly labelled CD-ROM; and

(3) a duly signed statement of verification by an authorised person of the Company in accordance with Regulation 12(2)(b) of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2002,

together with cash of $10.00, being payment in respect of the lodgement.

Please do not hesitate to contact our Mr Hui Choon Yuen at 6416-8204 or Mr Chia Hock Leong at 6416-8251 should you have any queries.

Yours faithfully,

CCW

CLIFFORD CHANCE WONG PTE LTD

Enc.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

Date: 15 September 2003

Monetary Authority of Singapore
MAS Building #25-00
10, Shenton Way
Singapore 079117

Dear Sirs

I hereby verify that the CD-ROM, labelled "**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED - SUPPLEMENTAL INFORMATION MEMORANDUM LODGED ON 15/09/03**", containing a soft copy of the Supplemental Information Memorandum of Singapore Airport Terminal Services Limited in PDF format which was lodged with the Monetary Authority of Singapore ("MAS") on 15 September 2003 is a true copy of the Supplemental Information Memorandum lodged with the MAS in paper form on 15 September 2003.

Name: Chia Hock Leong
NRIC Number: S7743268Z
Designation: Authorised person pursuant to a letter of authority dated 12 September 2003

SUPPLEMENTAL INFORMATION MEMORANDUM OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

For and on behalf of Singapore Airport Terminal Services Limited

Signed by Chia Hock Leong
as authorized representative of Singapore Airport Terminal Services Limited pursuant to a letter of authority dated 12 September 2003

Date of lodgement: 15 September 2003

Monetary Authority of Singapore
10 Shenton Way MAS Building Singapore 079117 Telephone 65 6225 5577 Facsimile 65 6229 9229

MAS

ACKNOWLEDGEMENT OF RECEIPT

Name of Corporation: Singapore Airport Terminal Services Limited

Company Registration No. (if any): 197201770G

Received From: Chia Hock Leong

Documents Received:

Document	$	Document	$
☐ Prospectus	1,200	☐ Amended Prospectus [s240(9) amendment / MAS' consent or pursuant to MAS' order / Others] *	600 / waived*
☐ Profile Statement	600		
☐ Preliminary Document	1,200	☐ Amended Prospectus (DIP#) [s240(9) amendment / MAS' consent or pursuant to MAS' order / Others] *	450 / waived*
☐ Base Prospectus	900		
☐ Pricing Statement	300	☐ Amended Profile Statement [s240(9) amendment / MAS' consent or pursuant to MAS' order / Others] *	600 / waived*
☐ Supplementary Prospectus	1,200		
☐ Supplementary Prospectus (DIP#)	900	☐ Expert's Consent ________ (copies)	10 (each)
☐ Supplementary Profile Statement	600	☐ Form 1 – Notice of Appointment of Trustee	10
☐ Replacement Prospectus	1,200	☐ Form 2 – Application for declaration as an Exempt Purchaser	10
☐ Replacement Prospectus (DIP#)	900		
☐ Replacement Profile Statement	600	☐ Form 3 – Report of Intention to Issue Securities	10
☐ Abridged Prospectus	1,200	☐ Others ________	
☐ Statement of Material Facts	420	________	
☑ Information Memorandum	10	________	

Date Received: 15 SEP 2003

cash receipt no. : 53630

Checked By: Shirleen Lin

Cheque Received: ~~(Cheque No.)~~ ________
~~(Bank)~~ ________
(Amount) $ 10

MONETARY AUTHORITY OF SINGAPORE SFD

* Delete where inapplicable.

\# DIP – Debenture Issuance Programme

SECURITIES AND FUTURES ACT 2001

(ACT 42 OF 2001)

SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2002

GENERAL LODGMENT FORM

FORM

5

Name of Corporation: **Singapore Airport Terminal Services Limited**

Company Registration No. (if incorporated in Singapore): **197201770G**

Country of Incorporation: **Singapore**

Address: **20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659**

Name of Person lodging this form: **Chia Hock Leong**

Designation of Person lodging this form: **Authorised representative of Singapore Airport Terminal Services Limited**

1. I, abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned corporation:

(a) Name of document: **Supplemental information memorandum lodged by Singapore Airport Terminal Services Limited as an information memorandum under Section 274 and Section 275 of the Securities and Futures Act (Chapter 289) of Singapore.**

(b) Date of lodgment: **15 September 2003**

~~(c) The text of the document is as follows:~~
*(The document is annexed hereto)

Please see attachments hereto

* *Delete where inapplicable*

2. This lodgment was completed and signed by me on: 15 September 2003

Signature of person making lodgment

Lodged with the Authority by

Name: Chia Hock Leong

Address: CLIFFORD CHANCE WONG PTE LTD, 80 Raffles Place, #58-01 UOB Plaza 1, Singapore 048624

NRIC: S7743268Z

Tel No: 6416-8251

Fax No: 6532-5711

FOR OFFICIAL USE ONLY
Received on:
Cheque No.:
Remarks:

C L I F F O R D
C H A N C E
W O N G

CLIFFORD CHANCE WONG PTE LTD
80 RAFFLES PLACE
#58-01 UOB PLAZA 1
SINGAPORE 048624
TEL +65 6416 8000
FAX +65 6532 5711
www.cliffordchance.com

YOUR REFERENCE	IN REPLY PLEASE QUOTE	DATE
	DPS/HCY/CHL/30146	16 September 2003
	DIRECT DIAL	DIRECT FAX
	6416-8251	6532-5711

Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Attn : Mr Yik Chih Hoe

**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (THE "COMPANY")
S$500,000,000 MEDIUM TERM NOTE PROGRAMME**

Please find enclosed herewith a copy of the Company's Supplemental Information Memorandum dated 15 September 2003 in relation to the S$500,000,000 Medium Term Note Programme, for your attention.

Please do not hesitate to call our Mr Chia Hock Leong (DDI : 6416-8251) should you have any queries.

Yours faithfully

CCW

CLIFFORD CHANCE WONG PTE LTD

Enc.

SUPPLEMENTAL INFORMATION MEMORANDUM DATED 15 September 2003
Being Supplemental to the Information Memorandum dated 26th March 2001 (as supplemented by the Supplemental Information Memorandum dated 15 August 2002)

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore on 15th December, 1972)

S$500,000,000
Medium Term Note Programme
(the "MTN Programme")

This Supplemental Information Memorandum has not been and will not be registered as a Prospectus with the Monetary Authority of Singapore and the notes ("Notes") to be issued from time to time by Singapore Airport Terminal Services Limited (the "Issuer") pursuant to the MTN Programme will be offered by the Issuer pursuant to exemptions invoked under Section 274 and/or Section 275 of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"). Accordingly, (1) in relation to Notes which are not listed or quoted on the Singapore Exchange Securities Trading Limited (the "SGX-ST") or a recognised securities exchange within the meaning of the SFA, such Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA and (2) in relation to Notes which are listed or quoted on the SGX-ST or a recognised securities exchange (the "Listed Notes"), until the date falling six months from the date of issue of the relevant Listed Notes (the "Expiry Date"), such Listed Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Listed Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. After the Expiry Date, such Listed Notes may be offered or sold or be made the subject of an invitation for subscription or purchase to the public or any member of the public in Singapore provided that they continue to be listed or quoted on the SGX-ST or such recognised securities exchange.

This Supplemental Information Memorandum is a supplement to, and is to be read together with the Information Memorandum dated 26th March 2001 (as supplemented by the Supplemental Information Memorandum dated 15th August 2002) (collectively, the "Information Memorandum", which expression shall include the Information Memorandum as amended, modified and supplemented from time to time).

Application has been made to the SGX-ST for permission to deal in and for quotation of any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission is granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies or such Notes.

Arrangers

citibank
A member of citigroup

DBS

TABLE OF CONTENTS

NOTICE

This Supplemental Information Memorandum is a supplement to, and is to be read together with, the Information Memorandum dated 26th March 2001 (as supplemented by the Supplemental Information Memorandum dated 15th August 2002) (collectively, the "Information Memorandum") relating to the S$500,000,000 Medium Term Note Programme (the "Programme") of Singapore Airport Terminal Services Limited (the "Issuer").

This Supplemental Information Memorandum contains information with regard to the Issuer and its subsidiaries and the Programme. The Issuer confirms that, to the best of the Issuer's knowledge and belief having made all reasonable enquiries, this Supplemental Information Memorandum contains all information with respect to the Group which is material in the context of the issue and offering of the Programme that the information contained herein is true and accurate in all material respects and is not misleading, the opinions, expectations and intentions of the Issuer and the Group expressed herein have been carefully considered and honestly given and that there are no other facts the omission of which would or might make any such information or expression of opinion, expectation or intention misleading. The Issuer accepts responsibility accordingly.

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated by reference in, and to form part of, this Supplemental Information Memorandum: (1) any annual reports or summary financial statements or audited consolidated accounts or unaudited interim results of the Issuer and its subsidiaries and associated companies and (2) any public announcements made by or on behalf of the Issuer (including announcements made to the SGX-ST for public release and on the Issuer's website). This Supplemental Information Memorandum is to be read in conjunction with (a) all such documents which are incorporated by reference herein and (b) any applicable laws or regulations of any relevant regulatory, administrative or supervisory body and any modification, extension or re-enactment thereof which is or becomes generally known to the public and which may be relevant to any decision to purchase, own or dispose of Notes.

No person has been authorised to give any information or to make any representation other than those contained in this Supplemental Information Memorandum and the Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, either of the Arrangers or any of the Dealers. Save as expressly stated in this Supplemental Information Memorandum, nothing contained herein is, or may be relied upon as, a promise or representation as to the future performance or policies of the Issuer or any of its subsidiaries or associated companies (if any) or Singapore Airlines Limited ("SIA"). Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used for the purpose of, and does not constitute an offer of, or solicitation or invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, the Notes in any jurisdiction or under any circumstances in which such offer, solicitation or invitation is unlawful or not authorised, or to any person to whom it is unlawful to make such offer, solicitation or invitation. The distribution and publication of this Supplemental Information Memorandum or the Information Memorandum or any such other document or information and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Supplemental Information Memorandum or the Information Memorandum or any such other document or information or into whose possession this Supplemental Information Memorandum or the Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

The Notes have not been, and will not be, registered under the Securities Act (as defined in the Information Memorandum) and are subject to US tax law requirements and restrictions. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to US persons.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme shall be deemed to constitute an offer of, or an invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, any of the Notes.

This Supplemental Information Memorandum is made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 274 and/or Section 275 of the SFA and may not be relied upon by any person other than persons to whom the Notes are sold or with whom they are placed by the relevant Dealers as aforesaid or for any other purpose. Recipients of this Supplemental Information Memorandum shall not reissue, circulate or distribute this Supplemental Information Memorandum or any part thereof in any manner whatsoever.

Neither the delivery of this Supplemental Information Memorandum (or any part thereof) or the issue, offering, purchase or sale of the Notes shall, under any circumstances, constitute a representation, or give rise to any implication, that there has been no change in the prospects, results of operations or general affairs of the Issuer or any of its subsidiaries or associated companies (if any) or SIA or in the information herein since the date hereof or the date on which this Supplemental Information Memorandum has been most recently amended or supplemented.

None of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers or employees is making any representation or warranty expressed or implied as to the merits of the Notes or the subscription for, purchase or acquisition thereof, the creditworthiness or financial condition or otherwise of the Issuer or its subsidiaries or associated companies (if any) or SIA. Further, neither of the Arrangers nor any of the Dealers gives any representation or warranty as to the Issuer, its subsidiaries or associated companies (if any) or SIA or as to the accuracy, reliability or completeness of the information set out herein (including the legal and regulatory requirements pertaining to Sections 274, 275 and 276 or any other provisions of the SFA) and the documents which are incorporated by reference in, and form part of, this Supplemental Information Memorandum.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme or the issue of the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, either of the Arrangers or any of the Dealers that any recipient of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) should subscribe for or purchase any of the Notes. A prospective purchaser shall make its own assessment of the foregoing and other relevant matters including the financial condition and affairs and the creditworthiness of the Issuer and its subsidiaries and associated companies (if any) and SIA, and obtain its own independent legal or other advice thereon, and its investment shall be deemed to be based on its own independent investigation of the financial condition and affairs and its appraisal of the creditworthiness of the Issuer. Accordingly, notwithstanding anything herein, none of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers, employees or agents shall be held responsible for any loss or damage suffered or incurred by the recipients of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) as a result of or arising from anything expressly or implicitly contained in or referred to in this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) and the same shall not constitute a ground for rescission of any purchase or acquisition of any of the Notes by a recipient of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof).

The attention of recipients of this Supplemental Information Memorandum is drawn to the restrictions on the resale of the Notes set out under "Subscription, Purchase and Distribution" on pages 17 and 18 of this Supplemental Information Memorandum.

Any person who is invited to purchase or subscribe for the Notes or to whom this Supplemental Information Memorandum is sent shall not make any offer or sale, directly or indirectly, of any Notes or distribute or cause to be distributed any document or other material in connection therewith in any country or jurisdiction except in such manner and in such circumstances as will result in compliance with all applicable laws and regulations.

It is recommended that persons proposing to subscribe for or purchase any of the Notes consult their own legal and other advisers before purchasing or acquiring the Notes.

Prospective purchasers of Notes are advised to consult their own tax advisers concerning the tax consequences of the acquisition, ownership or disposition of Notes.

DEFINITIONS

The following definitions have, where appropriate, been used in this Supplemental Information Memorandum:-

"*Arrangers*"	:	Citicorp and DBS
"*Citicorp*"	:	Citicorp Investment Bank (Singapore) Limited
"*SFA*" or "*Act*"	:	The Securities and Futures Act (Chapter 289) of Singapore, as amended or modified from time to time
"*DBS*"	:	DBS Bank Ltd
"*Dealers*"	:	Persons appointed as dealers under the MTN Programme
"*Directors*"	:	The directors (including alternate directors, if any) of the Issuer as at the date of this Supplemental Information Memorandum
"*Group*"	:	The Issuer and its subsidiaries
"*Issuer*" or "*SATS*"	:	Singapore Airport Terminal Services Limited
"*Issuing and Paying Agent*"	:	Citicorp
"*MTN Programme*"	:	The S$500,000,000 Medium Term Note Programme of the Issuer as described in this Supplemental Information Memorandum
"*Notes*"	:	The notes issued or to be issued by the Issuer under the MTN Programme
"*Programme Agreement*"	:	The Programme Agreement dated 26th March, 2001 made between (1) the Issuer, as issuer, and (2) Citicorp and DBS, as arrangers and dealers, as amended, varied or supplemented from time to time
"*SGX-ST*"	:	Singapore Exchange Securities Trading Limited
"*Shares*"	:	Ordinary shares of S$0.10 each in the capital of the Issuer
"*SIA*"	:	Singapore Airlines Limited
"*SIA Group*"	:	SIA and its subsidiaries
"*Temasek*"	:	Temasek Holdings (Private) Limited
"*United States*" or "*U.S.*"	:	United States of America
"*NTD*"	:	The lawful currency of the Republic of China
"*S$*" and "*cents*"	:	Singapore Dollars and cents respectively

"US$"	:	United States Dollars
"%"	:	Per cent.

Unless expressly provided or the context otherwise requires, terms defined and expressions construed in the Information Memorandum and which are not defined in this Supplemental Information Memorandum shall have the same meaning as set out in the Information Memorandum.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include corporations. Any reference to a time of day in this Supplemental Information Memorandum shall be a reference to Singapore time unless otherwise stated. Any reference in this Supplemental Information Memorandum to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under SFA or the Companies Act (Cap. 50), or any statutory modification thereof, and used in this Supplemental Information Memorandum shall, where applicable, have the meaning ascribed to it under SFA or the Companies Act (Cap. 50), as the case may be.

CORPORATE INFORMATION

Board of Directors	:	Mr Cheng Wai Wing Edmund (Chairman) Mr Chew Choon Seng (Deputy Chairman) Mr Tan Jiak Ngee, Michael Mr Barry Desker Mr Richard Charles Helfer Dr Hong Hai Mr Ng Kee Choe Dr Ow Chin Hock Mr Phoon Siew Heng, Jimmy
Company Secretary	:	Ms Yip Wai Ping, Annabelle
Registered Office	:	20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.
Auditors to the Issuer	:	Ernst & Young Certified Public Accountants 10 Collyer Quay, #21-01, Ocean Building, Singapore 049315.
Arrangers of the MTN Programme	:	Citicorp Investment Bank (Singapore) Limited 3 Temasek Avenue, #17-00, Centennial Tower, Singapore 039190. DBS Bank Ltd 6 Shenton Way, #28-01, DBS Building Tower One, Singapore 068809.
Issuing and Paying Agent and Agent Bank	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.
Trustee for the holders of the Notes	:	DBS Trustee Limited 180 Clemenceau Avenue, #02-02, Haw Par Centre, Singapore 239922.

THE ISSUER

SUPPLEMENTAL INFORMATION

The information set out below supplements, replaces and/or amends (as the case may be) any such corresponding information appearing in the Information Memorandum.

1. PRINCIPAL BUSINESS ACTIVITIES

The principal services provided by the Issuer are as follows:-

Ground Handling Services

The ground handling services of the Issuer include air freight handling services, passenger services, baggage handling services and apron services. In the financial year ended 31st March 2003, the ground handling services accounted for 48.4% of the total revenue of the Group, or S$463.7 million representing a rise of $37.9 million (8.9%) from the previous financial year. In the financial year ended 31st March 2002, this figure was 47.6%, or S$425.8 million.

Air Freight Handling Services

Handling services are provided by the Issuer at Singapore Changi Airport for the export, import and transhipment of air freight and mail.

The Issuer currently operates six air freight terminals and two express courier centres at Singapore Changi Airport.

Through joint ventures, the Issuer also provides air freight handling services at airports in Ho Chi Minh City, Vietnam; Hong Kong S.A.R. and Beijing, People's Republic of China and Taipei, Republic of China.

For the financial year ended 31st March 2003, at the Issuer's air freight terminals at Singapore Changi Airport, 1.4 million tonnes of air freight were handled, or approximately 86% of the total air freight (by tonnage) which arrived at, departed from and transited through Singapore Changi Airport. For the financial year ended 31st March 2002, 1.3 million tonnes of air freight were handled, or approximately 86% of the total air freight (by tonnage) which arrived at, departed from and transited through Singapore Changi Airport. As of 31st March 2003, air freight handling services were provided to 40 of the 55 passenger and freighter airlines operating at Singapore Changi Airport. As at 31st March 2002, these services were provided to 41 of the 54 passenger and freighter airlines operating at Singapore Changi Airport.

Passenger Services

The Issuer provides a full range of passenger services to its international airline clients at the two passenger terminals at Singapore Changi Airport, including:-

- the operation of check-in, transfer, boarding gate and airline service counters;
- the operation of SATS Premier Lounges for first class and business class passengers in Passenger Terminals 1 and 2; and
- general assistance to arriving, departing, transferring and transiting passengers and individualized assistance to passengers with special needs.

The Issuer also operates a lounge called "Rainforest by SATS" at Passenger Terminal 1 at Changi International Airport providing amenities to passengers.

Through joint ventures, the Issuer also provides passenger services at the international airports in Beijing and Baghdad, Iraq.

In the financial year ended 31st March 2003, passenger services were provided by the Issuer to 24.5 million airline passengers at Singapore Changi Airport, or approximately 85% of the airline passengers using Singapore Changi Airport during that period. In the financial year ended 31st March 2002, passenger services were provided by the Issuer to 23.7 million airline passengers at Singapore Changi Airport, or approximately 84.5% of the airline passengers using Singapore Changi Airport during that period. As of 31st March 2003, the Issuer provided passenger services to 36 of the 48 passenger airlines operating at Singapore Changi Airport. As of 31st March 2002, the Issuer provided passenger services to 37 of the 49 passenger airlines operating at Singapore Changi Airport.

Baggage Handling Services

The Issuer provides baggage handling services to its international passenger airline clients at Singapore Changi Airport. These services involve the sorting and loading of baggage checked-in at Singapore and the sorting and transferring of transit passengers' baggage, in preparation for loading onto departing flights and the unloading and segregating of baggage of arriving flights. Through joint ventures, the Issuer also provides baggage handling services at the international airports in Beijing, Taipei and Baghdad.

In the financial year ended 31st March 2003, it was estimated that the Issuer handled more than 24.5 million pieces of baggage in Singapore. In the financial year ended 31st March 2002, this figure was an estimated 23.7 million pieces. For the financial year ended 31st March 2003, the Issuer handled the baggage of approximately 85% of all passengers arriving at, departing from and transiting through Singapore Changi Airport. For the financial year ended 31st March 2002, the figure was approximately 84.5% of all passengers arriving at, departing from and transiting through Singapore Changi Airport.

Apron Services

The Issuer provides apron services to passenger and freighter airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides apron services at the international airports in Beijing, Taipei and Baghdad. These apron services include the operation of ground support equipment for embarking and disembarking aircraft passengers and crew and the loading and unloading of mail, baggage and cargo to and from passenger and freighter aircraft.

For the financial year ended 31st March 2003, the Issuer provided apron services to approximately 85% of all of the passenger and freighter aircraft flights arriving at, departing from and transiting through Singapore Changi Airport. The figure was approximately 76% of all of the passenger and freighter aircraft flights arriving at, departing from and transiting through Singapore Changi Airport for the financial year ended 31st March 2002.

Inflight Catering Services

The Issuer is the leading inflight catering company for airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides inflight catering services at the international airports in Taipei, Republic of China; Beijing and Macau S.A.R., People's

Republic of China; Chennai, Hyderabad, Mumbai, Delhi, Kolkata and Bangalore, India; Manila, Philippines; and Male, Maldives.

In Singapore, the Issuer operates two inflight catering centres with a combined meal production capacity of 75,000 meals per day. For the financial year ended 31st March 2003, these facilities produced on average approximately 60,800 meals a day. In the financial year ended 31st March 2002, this figure was approximately 59,700 inflight meals per day.

As of 31st March 2003, the Issuer provided inflight catering services to 37 of the 48 passenger airlines operating at Singapore Changi Airport. As of 31st March 2002, the Issuer provided inflight catering services to 38 of the 49 passenger airlines operating at Singapore Changi Airport. In the financial year ended 31st March 2003, its inflight catering division provided meals to approximately 78% of flights departing from Singapore Changi Airport. In the financial year ended 31st March 2002, this figure was approximately 78% of flights departing from Singapore Changi Airport.

In the financial year ended 31st March 2003, the inflight catering services of the Issuer accounted for 43.4% of the total revenue of the Group, or S$416.1 million. In the financial year ended 31st March 2002, this figure was 45.4%, or S$406.3 million.

Aviation Security Services

The Issuer provides a wide range of aviation security services to its airline clients at Singapore Changi Airport. These security services support its ground handling operations. Its security services accounted for 5.2% of the total revenue of the Group, or S$50.2 million, in the financial year ended 31st March 2003 and 4.8% of the total revenue of the Group, or S$43.1 million, in the financial year ended 31st March 2002.

Laundry Services

The Issuer provides laundry services for airlines operating at Singapore Changi Airport, including the washing, dry-cleaning, ironing, folding and delivery of blankets and linen, such as napkins, tablecloths and towels. Its laundry services accounted for 1.1% of the total revenue of the Group, or S$10.6 million, in the financial year ended 31st March 2003 and 1.1% of the total revenue of the Group, or S$9.6 million, in the financial year ended 31st March, 2002.

Airport Cargo Delivery and Management Services

A subsidiary of the Issuer provides air cargo delivery services at Changi Free Trade Zone area. It also manages and optimises truckload and routing requirements, as well as provides information and administrative management for improved efficiency in cargo handling and clearance. The revenue from air cargo delivery management services accounted for 0.3% of the total revenue of the Group, or S$2.5 million, in the financial year ended 31st March 2003, but it was minimal for the financial year ended 31st March 2002 as it only started operations in January 2002.

Manufacturing and Supply of Chilled and Frozen Processed Foods

A company was acquired as a subsidiary by the Issuer during the financial year ended 31st March 2003. It manufactures and supplies chilled and frozen processed foods and its revenue accounted for 0.4% of the total revenue of the Group, or $4.0 million in the financial year ended 31st March 2003.

2. MAJOR CUSTOMERS AND SUPPLIERS

Major customers

As of 31st March 2003, the Issuer provided:-

- air freight handling services to 40 of the 55 passenger and freighter airlines operating at Singapore Changi Airport;
- apron services to 41 of these passenger and freighter airlines;
- passenger services to 36 of the 48 passenger airlines operating at Singapore Changi Airport;
- baggage handling services to 37 of these passenger airlines; and
- inflight catering services to 37 of these passenger airlines.

The Issuer's main client for each of its ground handling and inflight catering services is the SIA Group. The Group's revenue received from the SIA Group represented 60.1% of its total revenue in the financial year ended 31st March 2003.

The following table sets forth the Group's clients which accounted for 5% or more of the total revenue of the Group for the financial year period ended 31st March, 2003:-

The Group's Major Clients

	Financial Year Ended 31st March, 2003 (in millions, except for percentages)	
SIA Group	S$575.4	60.1%
Qantas Airways	S$71.4	7.5%

A significant number of airlines became the Group's clients as a result of these airlines providing ground handling and inflight catering services to SIA at other international airports through reciprocal agreements.

Suppliers

During the financial year ended 31st March 2003 and the financial year ended 31st March 2002, SATS did not have any supplier with aggregate transactions which accounted for above 5% in value of the total raw material purchases.

3. RECENT DEVELOPMENTS

Save as previously publicly disclosed and disclosed in this Supplemental Information Memorandum, there have been no other major events (which are not in its ordinary course of business) since the date of the Information Memorandum.

A summary of the recent public announcements disclosing material developments since the date of the Supplemental Information Memorandum dated 15th August 2002 is summarised below.

3rd October 2002	The Issuer increased its shareholding in its Taipei ground handling joint venture Evergreen Airline Services Corporation ("EGAS") by acquiring by way of payment of stock dividends, 657,720 shares of par value NTD10 in EGAS. With these shares, the Issuer's total number of shares in EGAS is 7,234,920, but the Issuer's percentage shareholding in EGAS remains unchanged at 20%.
28th October 2002	The Issuer signed a conditional agreement between the Issuer, Country Foods Pte. Ltd. ("Country Foods") and Tan Chiew Kuang dated 28th October 2002 (the "Investment Agreement") to acquire an initial controlling stake of 57.14% in Country Foods, an established supplier of processed foods in Singapore.
5th November 2002	The Issuer completed:- (i) the subscription for 2,000,000 ordinary shares of S$1.00 each in Country Foods; and (ii) the acquisition of 285,715 ordinary shares of S$1.00 each in Country Foods, pursuant to the Investment Agreement for an aggregate cash consideration of S$4,000,000 to Country Foods and Tan Chiew Kuang.
26th February 2003	The Issuer increased its shareholding in its associated company incorporated in Taiwan, Evergreen Air Cargo Corporation ("EGAC") by acquiring 6,000,000 shares of par value NTD10 each from Far Glory Air Cargo Terminal for a total cash consideration of NTD1.2 million (or NTD10.20 per share). The Issuer's resultant total shareholding in EGAC after such acquisition is 30,000,000 shares representing 25% of the total issued and paid up share capital of EGAC.
21st March 2003	The Issuer increased its shareholding in its subsidiary Country Foods by subscribing for an additional 1,142,858 new ordinary shares of par value S$1.00 each in Country Foods, for a subscription price of S$1.75 per share. The subscription of additional shares in Country Foods was

pursuant to a notice of subscription issued by Country Foods pursuant to the Investment Agreement. The Issuer's resultant shareholding in Country Foods is 3,428,573 shares representing 66.67% of the total issued and paid up share capital of Country Foods.

16th July 2003 — The Issuer entered into a joint venture agreement with Keppel Integrated Engineering Limited ("KIE"), the wholly owned infrastructure subsidiary of Keppel Corporation Limited, to provide ground handling services at the Baghdad International Airport in Iraq. The joint venture agreement provides for the incorporation in Singapore of "Mid-East Airport Services Pte Ltd" (the "JVC"). The JVC has an authorized share capital of S$2,000,000 divided into 2,000,000 ordinary shares of par value S$1 each, and will have an issued and paid up share capital of S$500,000 comprising 500,000 shares. KIE and the Issuer will hold equal stakes of 50% in the JVC.

Extraordinary General Meeting

In an extraordinary general meeting of the Issuer held on 19th July 2003, the following resolutions were passed:

(1) to alter the Articles of Association of the Issuer to reflect the current listing requirements of the SGX-ST (as set out in the new listing manual of the SGX-ST, which became effective on 1 July 2002, including any amendments made thereto up to 23 May 2003, the latest practicable date of the shareholder's circular, the "New Listing Manual") as well as the recommendations of the Corporate Governance Committee (established by the Ministry of Finance together with the Monetary Authority of Singapore and the Attorney-General's Chambers);

(2) approve the share issue mandate to be given to the Directors to:-

(a) (i) issue shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued (including the creation and issue of warrants, debentures or other instruments convertible into shares) and (notwithstanding that such general mandate may have ceased to be in force) to issue shares in pursuance of any Instrument made or granted while the general mandate was in force; and

(b) (notwithstanding that the authority so conferred may have ceased to be in force) issue shares pursuant to any Instrument made or granted by the Directors while the authority was in force to enable the Issuer to make or grant Instruments during the validity period of the share issue mandate, and to issue shares in pursuant of such instructs subject to specific limits;

(3) modify the SATS Employee Share Option Plan (the "Plan") to delete the prescribed maximum number of Shares to be comprised in the Options (as defined under the Plan) granted to Senior Executives (as defined under the Plan) in each financial year to allow the Committee (as defined under the

Plan) the discretion to determine the number of Shares to be comprised in Options granted to Senior Executives in each financial year; and

(4) adopt a new shareholders' mandate for interested persons transactions to take into account:-

(a) the obtaining of electricity and other power sources and utilities by the Issuer; and

(b) the changes in the New Listing Manual, relating to interested person transactions.

4. FINANCIAL REVIEW FOR THE PAST THREE YEARS ENDED 31ST MARCH (2001, 2002 AND 2003)

The following is a summary of the audited consolidated financial results of the Group for the financial years ended 31st March 2001, 31st March 2002 and 31st March 2003:-

Summary of Balance Sheets

	As at 31st March		
(S$'000)	**2003**	**2002**	**2001**
Authorised share capital			
2,000,000,000 ordinary shares of $0.10 each	200,000	200,000	200,000
Capital and reserves			
Issued share capital			
1,000,000,000 ordinary shares of $0.10 each	100,000	100,000	100,000
Reserves			
Distributable	985,232	829,435	660,632
Non-distributable	1,601	822	626
	986,833	830,257	661,258
	1,086,833	930,257	761,258
Minority interests	2,726	470	-
Deferred taxation	103,808	113,298	102,335
Notes payable	-	200,000	200,000
Loan from immediate holding company	45,965	48,016	47,398
Term loan	863	1,483	2,102
Hire purchase creditors	-	9	193
Deferred income	31,891	-	-
	1,272,086	1,293,533	1,113,286
Represented by:-			
Fixed assets			
Leasehold land and buildings	593,304	617,224	440,642
Progress payments	17,260	8,831	247,584
Others	207,052	231,391	145,382
	817,616	857,446	833,608
Long-term investments	7,886	7,886	10,582
Associated companies	130,259	122,195	77,336
Goodwill	9,164	8,156	-
Loans to third party	45,965	48,016	47,398
Deferred taxation	85	-	-
Current assets	661,104	444,182	360,296
Current liabilities	(399,993)	(194,348)	(215,934)
Net current assets	261,111	249,834	144,362
	1,272,086	1,293,533	1,113,286

Summary of Profit and Loss Accounts

(S$'000)	Financial Year Ended 31st March 2003	2002	2001
Revenue	958,145	895,279	887,156
Expenditure	(729,871)	(628,563)	(692,556)
Operating profit	228,274	266,716	194,600
Other income/ (expense):-			
Interest income	3,856	3,996	2,903
Interest on borrowings	(5,834)	(5,938)	(4,714)
Gross dividends from long-term investments	691	615	418
Share of results of associated companies	31,061	22,486	17,732
Amortisation of goodwill	(888)	(429)	-
Amortisation of deferred income	911	-	-
Profit before taxation	258,071	287,446	210,939
Taxation			
Current Year	(61,087)	(74,659)	(40,313)
Adjustment for reduction in Singapore corporate tax rate	17,828	-	-
Profit after taxation	214,812	212,787	170,626
Minority interests	(54)	70	-
Profit attributable to shareholders	214,758	212,857	170,626
Basic earnings per share (cents)*	21.5	21.3	17.1
Diluted earnings per share (cents)#	21.4	21.3	17.1

* Based on the weighted average number of fully paid shares in issue.

\# Based on the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

Financial year ended 31st March 2002 to financial year ended 31st March 2003

The Group's revenue increased 7.0% to S$958.1 million. Revenue from ground handling revenue increased 8.9% to S$463.7 million because of more cargo handled. Inflight catering revenue was S$416.1 million, 2.4% higher than the preceding year as a result of an increase in the number of meals sold, while revenue from other services grew 23.9% to S$78.3 million mainly because of additional security services purchased by airlines after the 11th September, 2001 terrorist attack in New York, the United States of America.

The Group's expenditure increased 16.1% to S$729.9 million as a result of higher staff costs due to a S$58.2 million profit-sharing bonus provision, which was in line with a profit-sharing agreement based on profits of the SIA Group. Cost of raw materials increased 4.4% to S$70.5 million because of the higher number of meals produced. Licensing fees went up 6.4% to S$68.5 million as a result of higher revenue earned. Depreciation charges had also gone up by 6.3% to S$60.4 million because of a full year's impact of the SAP system which was depreciated from November 2001. Company accommodation and utilities increased 4.6% to S$56.6 million mainly from higher maintenance costs for airfreight terminals and inflight kitchens, and increase in premises related insurance premium. The Group's other costs rose 15.9% to S$71.3 million mainly because of higher war risk insurance costs as a result of the 11th September 2001 terrorist attack in New York, the United States of America, higher equipment maintenance costs and increase in IT expenses for the financial year ended 31st March 2003.

The Group's profit before tax decreased by 10.2% to S$258.1 million mainly because of higher staff costs in the financial year ended 31st March 2003.

Financial year ended 31st March 2001 to financial year ended 31st March 2002

The Group's revenue rose 0.9% to S$895.3 million. Inflight catering revenue contributed S$406.3 million, down 1.5% due to a 4.7% reduction in the number of meals uplifted. Ground handling revenue increased 1.9% to S$425.8 million and revenue from services other than inflight catering and ground handling went up 11.3%, mainly from aviation security services rendered, to S$63.2 million.

The Group's expenditure decreased 9.2% to S$628.6 million mainly due to reduction in staff costs. Staff costs decreased 20.2% mainly because of (i) no profit sharing bonus provision having been made for the financial year ended 31st March 2002 compared to 4.54 months of salary amounting to S$75.8 million provided in the financial year ended 31st March 2001, (ii) a reduction in overtime and meal allowances as a result of cost control, and (iii) a wage cut from November 2001. Cost of raw materials decreased 4.8% to S$67.5 million as a result of lower number of meals produced. Depreciation charges went up by 42.0% to S$56.8 million mainly because of the sixth airfreight terminal which commenced operations end April 2001. Company accommodation and utilities increased 4.6% to S$54.1 million mainly from costs associated with the opening of the sixth airfreight terminal. The Group's other costs rose 4.8% to S$61.5 million mainly because of higher insurance costs.

The Group's profit before tax increased by 36.3% to S$287.5 million mainly because of lower staff costs in the financial year ended 31st March 2002.

SUBSCRIPTION, PURCHASE AND DISTRIBUTION

The Programme Agreement provides for Notes to be offered from time to time through one or more Dealers. The price at which a Series or Tranche will be issued will be determined prior to its issue between the Issuer and the Relevant Dealer(s). The obligations of the Dealers under the Programme Agreement will be subject to certain conditions set out in the Programme Agreement. Each Dealer (acting as principal) will subscribe for or procure subscribers for Notes from the Issuer pursuant to the Programme Agreement.

The Notes have not been and will not be registered under the Securities Act. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the same meaning as set out in Regulation S issued pursuant to the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used in connection with an offer or solicitation by any person in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The distribution and publication of this Supplemental Information Memorandum, the Information Memorandum or any such other document or information (or any part thereof) and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Supplemental Information Memorandum, the Information Memorandum or any such other document or information or into whose possession this Supplemental Information Memorandum, the Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of this Supplemental Information Memorandum, the Information Memorandum or any other document or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all applicable securities laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers Notes or any interest therein or rights in respect thereof or has in its possession or distributes, this Supplemental Information Memorandum, the Information Memorandum or any other document or any Pricing Supplement. No Dealer will directly or indirectly offer, sell or deliver Notes or any interest therein or rights in respect thereof or distribute or publish any prospectus, circular, advertisement or other offering material (including, without limitation, this Supplemental Information Memorandum or the Information Memorandum) in any country or jurisdiction except under circumstances that will result in compliance with any applicable securities laws and regulations, and all offers, sales and deliveries of Notes or any interest therein or rights in respect thereof by it will be made on the foregoing terms. In connection with the offer, sale or delivery by any Dealer of any Notes or any interest therein or rights in respect thereof, the Issuer shall not have responsibility for, and each Dealer will obtain, any consent, approval or permission required in, and each Dealer will comply with the laws and regulations in force in, any jurisdiction to which it is subject to from which it may make any such offer or sale.

This Supplemental Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore but has been lodged as an information memorandum with the Monetary Authority of Singapore and the Notes are offered by the Issuer pursuant to exemptions invoked under Section 274 and/or Section 275 of the SFA. Accordingly, (1) in relation to Notes which are not listed or quoted on the SGX-ST or a recognised securities exchange within the meaning of the SFA, such Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, be circulated or distributed, whether directly or indirectly, to the public or any member of the public other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA and (2) in relation to Notes which are listed or quoted on the SGX-ST or a recognised securities exchange (the "Listed Notes"), until the date falling six months from the date of issue of the relevant Listed Notes (the "Expiry Date"), such Listed Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Listed Notes, be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. After the Expiry Date, such Listed Notes may be offered or sold or be made the subject of an invitation for subscription or purchase to the public or any member of the public in Singapore provided that they continue to be listed or quoted on the SGX-ST or such recognised securities exchange.

Any person who may be in doubt as to the restrictions set out in the SFA or the laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers the Notes or any interest therein or rights in respect thereof and the consequences arising from a contravention thereof should consult his own professional advisers and should make his own inquiries as to the laws, regulations and directives in force or applicable in any particular jurisdiction at any relevant time.

GENERAL INFORMATION

INFORMATION ON DIRECTORS

1. On 22nd May 2003, Mr Cheng Wai Wing Edmund was appointed as Chairman and Mr Chew Choon Seng was appointed as Deputy Chairman to the board of Directors of the Issuer, and Dr Cheong Choong Kong resigned from the board of Directors of the Issuer. Save as aforementioned, there has been no other change to the constitution of the board of directors of the Issuer since the date of the Supplemental Information Memorandum dated 15th August 2002.

2. The interests of the Directors in the Shares of the Issuer as at 31st July 2003, being the latest practicable date prior to the date of this Supplemental Information Memorandum are as follows:-

Directors	Direct Interest No. of Shares	%	Indirect Interest No. of Shares	%	Total Interest No. of Shares	%
Mr Cheng Wai Wing Edmund	-	-	-	-	-	-
Mr Chew Choon Seng	10,000	0.0011	-	-	10,000	0.0011
Mr Tan Jiak Ngee, Michael	16,000	0.0016	-	-	16,000	0.0016
Mr Barry Desker	11,000	0.0011	-	-	11,000	0.0011
Mr Richard Charles Helfer	11,000	0.0011	-	-	11,000	0.0011
Dr Hong Hai	-	-	-	-	-	-
Mr Ng Kee Choe	11,000	0.0011	-	-	11,000	0.0011
Dr Ow Chin Hock	-	-	-	-	-	-
Mr Phoon Siew Heng, Jimmy	-	-	-	-	-	-

The interests of the substantial shareholders of the Issuer in the Shares as at 31st July 2003, being the latest practicable date prior to the date of this Supplemental Information Memorandum, as notified to the Issuer, are:-

Substantial Shareholders	Direct Interest No. of Shares	%	Indirect Interest No. of Shares	%	Total Interest No. of Shares	%
Singapore Airlines Limited	870,000,000	87.00	-	-	870,000,000	87.00
Temasek Holdings (Private) Limited	-	-	870,010,000	87.00	870,010,000	87.00

SHARE CAPITAL

3. As at the date of this Supplemental Information Memorandum, there is only one class of ordinary shares in the Issuer. The rights and privileges attached to the Shares are stated in the Articles of Association of the Issuer.

4. As at 31st July 2003, being the latest practicable date prior to the date of this Supplemental Information Memorandum, the issued share capital and the authorised capital of the Issuer are S$100,112,900 and S$200,000,000 respectively.

5. Save (a) for the Notes issued under Series 001 of the MTN Programme on 26th March 2001 and (b) as disclosed in paragraph 6 below, no shares in, or debentures of, the Issuer have been issued or are proposed to be issued, as fully or partly paid-up, for cash or for a consideration other than cash, since the date of the Information Memorandum.

6. As at 31st July 2003, being the latest practicable date prior to the date of this Supplemental Information Memorandum and subsequent to 3rd July 2002, the Issuer granted the following options to its eligible employees:-

   (1) On 1st July 2003, options were granted under the SATS Employee Share Option Plan (the "Plan") to eligible employees to subscribe for 16,007,800 Shares, out of which options in respect of 14,168,900 Shares have so far been accepted by the employees. The exercise periods of the said options will commence on 1st July 2004 for Senior Executives (as defined under the Plan) and 1st July 2005 for other employees, and will expire on 30th June 2013. The exercise price of the Shares under the said options is S$1.77 per Share.

   (2) As at 31st July 2003, options to subscribe for a total of 74,539,400 Shares were outstanding under the Plan.

   (3) None of the options granted on 28th March 2000, 3rd July 2000 or 1st July 2002 has been exercised to date. As at 31st July 2003, 1,129,000 Shares have been issued pursuant to the exercise of options granted on 2nd July 2001.

7. Save as disclosed in paragraph 6 above, no person has been, or is entitled to be, given an option to subscribe for any shares in, or debentures of, the Issuer.

BORROWINGS

8. Save as disclosed in Appendix II below, the Group had as at 31st March 2003, no other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trading bills) or acceptance credits, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

CHANGES IN ACCOUNTING POLICIES

9. The revised Statement of Accounting Standard (SAS) 20 "The effects of Changes in Foreign Exchange Rates" came into effect on 1st April 2002. Accordingly, financial results of foreign associated companies are now translated into Singapore dollars at the average exchange rates for the period. Previously, such results were translated at exchange rates on balance

sheet date. The change in accounting policy is applied prospectively because the effect of adopting the revised SAS 20 is not significant.

LITIGATION

10. There are no legal or arbitration proceedings pending or, so far as the Directors are aware, threatened against the Issuer the outcome of which, in the opinion of the Directors, may have or have had during the 12 months prior to 31st July 2003, a material adverse effect on the financial position of the Group.

APPENDIX II

AUDITED FINANCIAL STATEMENTS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED AND ITS SUBSIDIARIES FOR THE FINANCIAL YEAR ENDED 31ST MARCH 2003

This information in this Appendix II has been reproduced from pages 69 to 96 and page 99 of the Annual Report of the Issuer for the financial year ended 31st March 2003 in its entirety (including page numbering) and has not been specifically prepared for inclusion in this Supplemental Information Memorandum.

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 69 to 96. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2003, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

   i) the state of affairs of the Company and of the Group as at 31 March 2003, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 19th day of May, 2003.
Singapore

APPENDIX III

UNAUDITED PROFIT AND LOSS ACCOUNT AND BALANCE SHEET OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED FOR THE THREE MONTHS ENDED 30TH JUNE, 2003

The information in this Appendix III has been extracted and reproduced from the First Quarter Financial Statement of the Issuer on MASNET dated 30th July, 2003 and has not been specifically prepared for inclusion in this Information Memorandum.

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003

	THE GROUP		
	1st Quarter 2003-04 S$M	1st Quarter 2002-03 S$M	% Change
REVENUE	172.7	227.6	- 24.1
EXPENDITURE			
Staff costs	(80.0)	(90.5)	- 11.6
Cost of raw materials	(11.1)	(15.8)	- 29.7
Licensing fees	(12.0)	(16.3)	- 26.4
Depreciation charges	(15.0)	(15.1)	- 0.7
Company accommodation and utilities	(14.3)	(13.0)	+ 10.0
Other costs	(17.2)	(17.5)	- 1.7
	(149.6)	(168.2)	- 11.1
OPERATING PROFIT	23.1	59.4	- 61.1
Interest on borrowings	(1.5)	(1.5)	-
Interest income	1.4	0.8	+ 75.0
Share of profits of associated companies	6.8	7.3	- 6.8
Amortisation of goodwill	(0.2)	(0.2)	-
Amortisation of deferred income	0.5	-	-
PROFIT BEFORE EXCEPTIONAL ITEM	30.1	65.8	- 54.3
Exceptional item*	(8.0)	-	-
PROFIT BEFORE TAXATION	22.1	65.8	- 66.4
Taxation - Current tax	(6.1)	(11.5)	- 47.0
- Deferred tax	11.9	(3.2)	-
- Adjustment for reduction in Singapore corporate tax rate	-	17.8	-
	5.8	3.1	+ 87.1
PROFIT AFTER TAXATION	27.9	68.9	- 59.5
Operating profit is arrived at after charging:			
Foreign exchange loss	(0.5)	(2.0)	- 75.0
Earnings per share (cents) -- basic	2.8	6.9	- 59.5
-- diluted	2.8	6.9	- 59.5

PROFIT AND LOSS ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003
(IN $ THOUSANDS)

		GROUP		COMPANY	
	Notes	2002-2003	2001-2002	2002-2003	2001-2002
REVENUE	3	958,145	895,279	74,301	70,864
EXPENDITURE					
Staff costs	29	(402,637)	(324,303)	(16,173)	(12,961)
Cost of raw materials		(70,436)	(67,469)	-	-
Licensing fees		(68,479)	(64,416)	-	-
Depreciation charges		(60,440)	(56,824)	(27,170)	(26,309)
Company accommodation and utilities		(56,563)	(54,116)	(7,904)	(7,057)
Other costs		(71,316)	(61,435)	(7,485)	(5,265)
		(729,871)	(628,563)	(58,732)	(51,592)
OPERATING PROFIT	4	228,274	266,716	15,569	19,272
Interest on borrowings	5	(5,834)	(5,938)	(7,690)	(9,309)
Interest income	6	3,856	3,996	3,841	3,949
Gross dividends from subsidiary companies		-	-	294,305	135,223
Gross dividends from associated companies		-	-	18,494	18,067
Gross dividends from long-term investment		691	615	691	615
Share of results of associated companies		31,061	22,486	-	-
Amortisation of goodwill		(888)	(429)	-	-
Amortisation of deferred income		911	-	911	-
PROFIT BEFORE TAXATION		258,071	287,446	326,121	167,817
Taxation	7	(43,259)	(74,659)	(71,605)	(44,277)
PROFIT AFTER TAXATION		214,812	212,787	254,516	123,540
Minority interests		(54)	70	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		214,758	212,857	254,516	123,540
Basic earnings per share (cents)	9	21.5	21.3		
Diluted earnings per share (cents)	9	21.4	21.3		

The notes on pages 74 to 96 form an integral part of the financial statements.

BALANCE SHEETS

AS AT 31 MARCH 2003

(IN $ THOUSANDS)

	Notes	GROUP 31.3.2003	GROUP 31.3.2002	COMPANY 31.3.2003	COMPANY 31.3.2002
SHARE CAPITAL					
Authorised	10	200,000	200,000	200,000	200,000
Issued and fully paid	10	100,000	100,000	100,000	100,000
RESERVES					
Distributable					
Revenue reserve		978,875	819,496	619,797	419,881
Foreign currency translation reserve		6,357	9,939	-	-
Non-distributable					
Statutory reserve		1,601	822	-	-
	11	986,833	830,257	619,797	419,881
SHARE CAPITAL AND RESERVES		1,086,833	930,257	719,797	519,881
MINORITY INTERESTS		2,726	470	-	-
DEFERRED TAXATION	12	103,808	113,298	51,564	60,778
NOTES PAYABLE	13	-	200,000	-	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	14	45,965	48,016	45,965	48,016
TERM LOAN	15	863	1,483	-	-
HIRE PURCHASE CREDITORS	16	-	9	-	-
DEFERRED INCOME	17	31,891	-	31,891	-
		1,272,086	1,293,533	849,217	828,675
Represented by:					
FIXED ASSETS	18				
Leasehold land and buildings		593,304	617,224	587,560	614,597
Progress payments		17,260	8,831	748	432
Others		207,052	231,391	1,802	2,529
		817,616	857,446	590,110	617,558
INVESTMENT IN SUBSIDIARY COMPANIES	19	-	-	43,275	37,275
LONG-TERM INVESTMENTS	20	7,886	7,886	7,886	7,886
ASSOCIATED COMPANIES	21	130,259	122,195	95,231	92,722
GOODWILL	22	9,164	8,156	-	-
LOAN TO THIRD PARTY	23	45,965	48,016	45,965	48,016
DEFERRED TAXATION	12	85	-	-	-
CURRENT ASSETS					
Trade debtors	24	67,454	56,931	526	37
Other debtors	25	29,087	31,560	25,952	29,521
Related companies	26	238,583	293,729	185,678	247,146
Associated companies	21	1,108	757	1,108	733
Stocks	27	10,108	8,745	454	465
Short-term non-equity investments		117,785	-	117,785	-
Bank fixed deposits		182,168	46,208	182,168	42,707
Cash and bank balance		14,811	6,252	6,157	2,028
		661,104	444,182	519,828	322,637
Less:					
CURRENT LIABILITIES					
Term loan	15	620	620	-	-
Trade creditors		104,633	52,503	4,181	3,945
Other creditors	28	30,620	70,517	21,192	33,577
Related companies	26	-	-	211,056	255,812
Notes payable	13	200,000	-	200,000	-
Provision for taxation		64,120	70,708	16,649	4,085
		399,993	194,348	453,078	297,419
NET CURRENT ASSETS		261,111	249,834	66,750	25,218
		1,272,086	1,293,533	849,217	828,675

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2003

(IN $ THOUSANDS)

	NOTE	SHARE CAPITAL	REVENUE RESERVE	STATUTORY RESERVE*	FOREIGN CURRENCY TRANSLATION RESERVE	TOTAL SHAREHOLDERS' EQUITY
GROUP						
Balance at 1 April 2001		100,000	650,065	626	10,567	761,258
Transfer to statutory reserve		-	(196)	196	-	-
Share of an associated company's revenue reserve arising from equity accounting		-	2,070	-	-	2,070
Foreign currency translation adjustment		-	-	-	(628)	(628)
Net gain/(loss) not recognised in the profit and loss accounts		-	1,874	196	(628)	1,442
Profit attributable to shareholders for the year		-	212,857	-	-	212,857
Dividends, net	8	-	(45,300)	-	-	(45,300)
Balance at 31 March 2002		100,000	819,496	822	9,939	930,257
Transfer to statutory reserve		-	(779)	779	-	-
Foreign currency translation adjustment		-	-	-	(3,582)	(3,582)
Net gain/(loss) not recognised in the profit and loss accounts		-	(779)	779	(3,582)	(3,582)
Profit attributable to shareholders for the year		-	214,758	-	-	214,758
Dividends, net	8	-	(54,600)	-	-	(54,600)
Balance at 31 March 2003		100,000	978,875	1,601	6,357	1,086,833

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	NOTE	SHARE CAPITAL	REVENUE RESERVE	TOTAL SHAREHOLDERS' EQUITY
COMPANY				
Balance at 1 April 2001		100,000	341,641	441,641
Profit attributable to shareholders for the year		-	123,540	123,540
Dividends, net	8	-	(45,300)	(45,300)
Balance at 31 March 2002		100,000	419,881	519,881
Profit attributable to shareholders for the year		-	254,516	254,516
Dividends, net	8	-	(54,600)	(54,600)
Balance at 31 March 2003		100,000	619,797	719,797

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003
(IN $ THOUSANDS)

	Note	2002-2003	2001-2002
Cash flows from operating activities			
Profit before taxation		258,071	287,446
Adjustments for:			
Interest income		(3,856)	(3,996)
Interest on borrowings		5,834	5,938
Dividend from long-term investment		(691)	(615)
Depreciation of fixed assets		60,440	56,824
Unrealised foreign exchange loss/(gain)		3,013	(872)
Gain on sale of fixed assets		(83)	(973)
Share of results of associated companies		(31,061)	(22,486)
Amortisation of goodwill		888	429
Amortisation of deferred income		(911)	-
Operating profit before working capital changes		291,644	321,695
Increase in debtors		(8,558)	(2,099)
(Increase)/decrease in stocks		(905)	1,623
Decrease/(increase) in amounts owing by related companies		6,639	(7,205)
Increase/(decrease) in creditors		1,510	(92,078)
Increase in amounts due from associated companies		(152)	(29)
Cash generated from operations		290,178	221,907
Interest paid to third parties		(5,882)	(5,890)
Tax paid		(51,109)	(21,230)
Net cash provided by operating activities		233,187	194,787
Cash flows from investing activities			
Purchase of fixed assets	30	(12,429)	(43,108)
Investment in associated companies		(3,447)	(45,618)
Repayment of loan from associated companies		739	1,498
Dividends from associated companies		15,687	15,776
Proceeds from sale of fixed assets		3,634	1,056
Interest received from deposits		3,614	3,672
Dividends received from long-term investments		691	615
Purchase of short-term non-equity investments		(117,785)	-
Acquisition of subsidiary company, net of cash acquired		(2,093)	-
Net cash used in investing activities		(111,389)	(66,109)
Cash flows from financing activities			
Repayment of term loan		(620)	(620)
Issuance of shares by a subsidiary company to a minority shareholder		-	540
Repayment of hire purchase creditor		(193)	(394)
Dividends paid		(54,600)	(45,300)
Deferred income		32,802	-
Net cash used in financing activities		(22,611)	(45,774)
Net increase in cash and cash equivalents		99,187	82,904
Effects of exchange rate changes		(3,013)	872
Cash and cash equivalents at beginning of financial year		254,056	170,280
Cash and cash equivalents at end of financial year	30	350,230	254,056

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003
(IN $ THOUSANDS)

Summary of Effects of Changes on Acquisition of Subsidiary Company

	2002-2003
Net Assets acquired:	
Fixed assets	2,930
Stocks	459
Debtors	1,941
Cash and bank balances	1,907
Creditors	(2,581)
	4,656
Less: Minority interests	(1,995)
Goodwill on acquisition	1,339
	4,000
Less: Cash and cash equivalent of subsidiary company acquired	(1,907)
Cash outflow on acquisition, net of cash acquired	2,093

1. GENERAL

The consolidated financial statements of Singapore Airport Terminal Services Limited ("the Company") for the year ended 31 March 2003 were authorised for issue in accordance with a resolution of the Directors on 19 May 2003.

The Company is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited. The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

During the financial year, the Group acquired 67% interest in Country Foods Pte Ltd and in its principal activities included manufacturing and distribution of chilled and frozen processed foods. There have been no other significant changes in the nature of the activities during the financial year.

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) BASIS OF ACCOUNTING

The financial statements of the Company and of the Group, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and the applicable provisions of the Companies Act, Cap. 50.

(b) CHANGES IN ACCOUNTING POLICIES

The revised Statement of Accounting Standard (SAS) 20- "The effects of Changes in Foreign Exchange Rates" came into effect on 1 April 2002. Accordingly, financial results of foreign associated companies are now translated into Singapore dollars at the average exchange rates for the period. Previously, such results were translated at exchange rates on balance sheet date. The change in accounting policy is applied prospectively because the effects of adopting the revised SAS 20 is not significant.

(c) CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the year ended 31 March. A list of the Group's subsidiary companies is shown in Note 19 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) FIXED ASSETS

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss accounts. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed this recoverable amount, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

(e) DEPRECIATION OF FIXED ASSETS

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows :

Leasehold land and buildings	-	over the term of the lease or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(f) UNQUOTED INVESTMENTS

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any impairment in value.

(g) INCOME FROM INVESTMENTS

Dividend income from investments is recognised when the shareholders' right to receive payments is established. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

(h) SUBSIDIARY AND ASSOCIATED COMPANIES

Shares in subsidiary and associated companies are stated at cost. Provision is made for any impairment in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% in the equity and in whose financial and operating policy decisions the Group exercises significant influence.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(h) SUBSIDIARY AND ASSOCIATED COMPANIES (CONT'D)

The Group's share of the results of associated companies is included in the consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated companies concerned, made up as appropriate, to the end of the financial year.

(i) STOCKS

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

(j) TRADE AND OTHER DEBTORS

Trade and other debtors, which generally have 30-90 day terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Amounts owing by the holding company and the related companies are recognised and carried at cost less provisions for any uncollectible amounts.

(k) TRADE AND OTHER CREDITORS

Trade and other creditors, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to the holding company and the related companies are carried at cost.

(l) PROVISIONS

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(m) LEASED ASSETS

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased fixed assets and the corresponding lease commitments are included under liabilities. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the profit and loss accounts. Depreciation on the relevant assets is charged to the profit and loss accounts.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss accounts on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based upon fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n) DEFERRED TAXATION

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

(o) GOODWILL

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill is amortised using the straight-line method over a period not exceeding 20 years. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(p) FOREIGN CURRENCIES

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing on the dates of transactions. All foreign currency monetary assets and liabilities are stated on the balance sheet at year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from the conversion of current assets and liabilities are dealt with in the profit and loss accounts.

For the purposes of the group accounts, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The share of results of the foreign associated companies are translated at average exchange rates for the year. The resultant gain or loss on translation is taken to the foreign currency translation reserve.

(q) REVENUE RECOGNITION

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(r) EMPLOYEE BENEFITS

Defined contribution plans

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees. The Group's companies also contribute to its immediate holding company's group pension scheme, the SIA Singapore Provident Fund, for the benefits of certain of its employees. Such contributions are recognised as compensation expense in the same period as the employment that gives rise to the contributions.

Equity Compensation Plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the profit and loss accounts upon the grant or exercise of the options. The exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 29 to the financial statements.

(s) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and bank balances, bank fixed deposits and deposits with the immediate holding company.

3. REVENUE (IN $ THOUSANDS)

(a) REVENUE

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed food by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
External customers	382,727	371,508	8,009	6,661
Immediate holding company	418,192	417,780	610	1,555
Subsidiary companies	-	-	63,257	60,583
Related companies	157,226	105,991	2,425	2,065
	958,145	895,279	74,301	70,864

(b) ANALYSIS BY ACTIVITY

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Inflight catering services	416,115	406,281	-	-
Ground handling services	463,680	425,834	-	-
Others	78,350	63,164	74,301	70,864
	958,145	895,279	74,301	70,864

4. OPERATING PROFIT (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Operating profit is stated after charging/(crediting) :				
Depreciation of fixed assets	60,440	56,824	27,170	26,309
Directors' emoluments				
- Directors of the Company	377	266	377	266
- Other directors of subsidiary companies	1,411	1,243	-	-
Auditors' remuneration				
- Audit fee	144	124	32	32
- Non-audit fee	294	211	198	154
Exchange loss/(gain), net	2,788	(910)	2,601	(910)
Gain on sale of fixed assets	(83)	(973)	(21)	(810)
Provision for doubtful debts	83	26	-	-
Bad debts written-off	25	38	-	-

5. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Interest expense on:				
Loan from third parties	5,834	5,938	5,799	5,872
Deposit from subsidiary companies	-	-	1,891	3,437
	5,834	5,938	7,690	9,309

6. INTEREST INCOME (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Interest income from :				
Immediate holding company	1,448	2,662	1,448	2,662
Third parties	2,361	1,145	2,346	1,098
Associated companies	47	189	47	189
	3,856	3,996	3,841	3,949

7. TAXATION (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Taxation in respect of profit for the year :				
Current taxation	50,484	62,384	78,615	37,476
Deferred taxation (Note 12)	(9,575)	10,963	(9,214)	5,674
Over provision of current taxation in respect of prior years	(3,538)	(2,310)	(603)	(268)
Associated companies	5,888	3,622	2,807	1,395
	43,259	74,659	71,605	44,277

The current year's taxation charge for the Group and the Company is computed after taking into account non-taxable income and non-deductible expenses, and therefore differs from the amount determined by applying the statutory tax rate to the financial year's profit.

A reconciliation of the statutory tax rate to the Group and the Company's effective tax rate applicable to profit before taxation was as follows:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Profit before taxation for the year	258,071	287,446	326,121	167,817
Taxation on profit before taxation for the year at 22% (2002: 24.5%)	56,776	70,424	71,747	41,115
Adjustments				
Permanent differences/expenses not deductible for tax purposes	1,979	4,114	1,534	2,187
Investment allowance	(1,591)	(1,530)	-	-
Additional tax on income of an associated company whose effective tax rate is higher than the statutory tax rate	3,581	4,159	1,609	1,396
Changes in statutory tax rate	(17,828)	-	(6,547)	-
Underprovision of deferred taxation in respect of prior years	3,379	-	3,379	-
Overprovision of current taxation in respect of prior years	(3,538)	(2,310)	(603)	(268)
Others	501	(198)	486	(153)
Current financial year's taxation charge	43,259	74,659	71,605	44,277

The statutory income tax rate applicable to Singapore companies of the Group was reduced to 22% for year of assessment 2003 from 24.5% for year of assessment 2002.

8. DIVIDENDS (IN $ THOUSANDS)

	GROUP	
	2002-2003	2001-2002
Final dividend of 4 cents per ordinary share of $0.10 each less 22% (2002: 24.5%) tax in respect of previous financial year	31,200	30,200
Interim dividend of 3 cents (2002: 2 cents) per ordinary share of $0.10 each less 22% (2002: 24.5%) tax in respect of current financial year	23,400	15,100
	54,600	45,300

The Directors propose that a final dividend of 4 cents per ordinary share of $0.10 each less 22.0% tax, amounting to $31,200,000 be paid for the financial year ended 31 March 2003.

9. EARNINGS PER SHARE

	GROUP	
	2002-2003	2001-2002
Profit attributable to shareholders (in $ Thousands)	214,758	212,857

	GROUP 31 MARCH	
	2003	2002
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Adjustment for share options	1,996,613	-
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,001,996,613	1,000,000,000
Basic earnings per share (cents)	21.5	21.3
Diluted earnings per share (cents)	21.4	21.3

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

10. SHARE CAPITAL (IN $ THOUSANDS)

	GROUP AND COMPANY 31 MARCH	
	2003	2002
Authorised :		
Balance at beginning and end of the year		
2,000,000,000 ordinary shares of $0.10 each	200,000	200,000
Issued and fully paid:		
Balance at beginning and end of the year		
1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

11. RESERVES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Revenue reserve	978,875	819,496	619,797	419,881
Foreign currency translation reserve	6,357	9,939	-	-
Total distributable reserves	985,232	829,435	619,797	419,881
Non-distributable statutory reserve	1,601	822	-	-
Total reserves	986,833	830,257	619,797	419,881

12. DEFERRED TAXATION (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Balance at beginning of year	113,298	102,335	60,778	55,104
Write-back due to change in tax rate	(11,590)	-	(6,232)	-
Provided during the year	2,015	10,963	(2,982)	5,674
Balance at end of year	103,723	113,298	51,564	60,778
Comprising:				
Deferred tax assets	(85)	-	-	-
Deferred tax liabilities	103,808	113,298	51,564	60,778
	103,723	113,298	51,564	60,778
The deferred taxation principally arises as a result of:				
Excess of net book value over tax written-down value of fixed assets	93,831	95,963	47,513	50,738
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	20,009	18,134	11,035	9,767
Provisions	(10,117)	(799)	(6,984)	273
	103,723	113,298	51,564	60,778

13. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear effective interest at 2.94% per annum and are repayable on 29 March 2004.

14. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 23). It is unsecured and bears interest rates ranging from 1.74% to 2.30% (2002: 2.28% to 4.23%) per annum. The loan is scheduled to mature on 28 March 2007.

15. TERM LOAN

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 1.055% to 1.795% (2002: 1.185% to 2.815%) per annum.

16. HIRE PURCHASE CREDITORS (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2003	2002
Repayable within one year (included in other creditors)	-	184
Repayable after one year	-	9
	-	193

	GROUP 31 MARCH			
	2003		2002	
	MINIMUM PAYMENTS	PRESENT VALUE OF PAYMENTS	MINIMUM PAYMENTS	PRESENT VALUE OF PAYMENTS
Within one year	-	-	186	184
After one year but not more than five years	-	-	9	9
Total future lease payments	-	-	195	193
Amounts representing interest	-	-	(2)	-
Present value of minimum lease payments	-	-	193	193

The average discount rate implicit in the hire purchase is 3.5% (2002: 3.5%) per annum.

17. DEFERRED INCOME (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Gain on sale and leaseback arrangement				
Amount deferred during the year	32,802	-	32,802	-
Amount recognised as income during the year	(911)	-	(911)	-
Balance as at 31 March	31,891	-	31,891	-

18. FIXED ASSETS (IN $ THOUSANDS)

GROUP

COST	AT 1.4.02	RECLASSIFI-CATIONS	ADDITIONS	FIXED ASSETS OF SUBSIDIARY CO. ACQUIRED	DISPOSALS	AT 31.3.03
Leasehold land and buildings	753,053	-	416	-	(1,461)	752,008
Office fittings and fixtures	16,097	872	68	-	-	17,037
Fixed ground support equipment	330,467	75	6,502	-	(3,610)	333,434
Mobile ground support equipment	53,690	-	719	-	(820)	53,589
Office and commercial equipment	51,341	212	3,833	4,564	(1,970)	57,980
Motor vehicles	29,419	-	104	35	(1,155)	28,403
	1,234,067	1,159	11,642	4,599	(9,016)	1,242,451
Progress payments	8,831	(1,159)	9,588	-	-	17,260
	1,242,898	-	21,230	4,599	(9,016)	1,259,711
Accumulated depreciation						
Leasehold land and buildings	135,829	-	25,948	-	(137)	161,640
Office fittings and fixtures	12,638	-	1,463	-	-	14,101
Fixed ground support equipment	141,815	-	21,794	-	(1,534)	162,075
Mobile ground support equipment	46,322	-	2,136	-	(821)	47,637
Office and commercial equipment	23,134	-	7,874	1,642	(1,819)	30,831
Motor vehicles	25,714	-	1,225	27	(1,155)	25,811
	385,452	-	60,440	1,669	(5,466)	442,095
Net book value	857,446					817,616

Net book value of fixed assets under finance lease is $159,742,000.

COMPANY

COST	AT 1.4.02	RECLASSIFI-CATIONS	ADDITIONS	DISPOSALS	TRANSFER FROM SUBSIDIARY COMPANY	AT 31.3.03
Leasehold land and buildings	749,432	111	419	(1,460)	398	748,900
Fixed ground support equipment	1,157	-	-	-	78	1,235
Mobile ground support equipment	10,127	-	-	(275)	137	9,989
Office and commercial equipment	4,503	200	7	(101)	646	5,255
Motor vehicles	5,624	-	-	-	27	5,651
	770,843	311	426	(1,836)	1,286	771,030
Progress payments	432	(311)	627	-	-	748
	771,275	-	1,053	(1,836)	1,286	771,778
Accumulated depreciation						
Leasehold land and buildings	134,835	-	26,245	(137)	397	161,340
Fixed ground support equipment	1,157	-	-	-	78	1,235
Mobile ground support equipment	9,993	-	31	(275)	137	9,886
Office and commercial equipment	2,133	-	880	(93)	647	3,567
Motor vehicles	5,599	-	14	-	27	5,640
	153,717	-	27,170	(505)	1,286	181,668
Net book value	617,558					590,110

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Depreciation charge for the financial year				
Leasehold land and buildings	25,948	25,649	26,245	25,478
Office fittings and fixtures	1,463	973	-	-
Fixed ground support equipment	21,794	21,374	-	-
Mobile ground support equipment	2,136	1,948	31	31
Office and commercial equipment	7,874	5,424	880	787
Motor vehicles	1,225	1,456	14	13
	60,440	56,824	27,170	26,309

19. INVESTMENTS IN SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	COMPANY 31 MARCH 2003	COMPANY 31 MARCH 2002
Unquoted shares, at cost	43,275	37,275

The subsidiary companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH 2003	COST TO COMPANY 31 MARCH 2002	PERCENTAGE OF EQUITY HELD 31 MARCH 2003 %	PERCENTAGE OF EQUITY HELD 31 MARCH 2002 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	16,500	16,500	100	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	14,000	14,000	100	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	3,000	3,000	100	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	2,515	2,515	100	100
Aerolog Express Pte Ltd (Singapore)	Air cargo delivery management services (Singapore)	1,260	1,260	70	70
Country Foods Pte Ltd (Singapore)	Manufacturing and sale of processed foods (Singapore)	6,000	-	67	-
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	#	#	100	100
		43,275	37,275		

# Denotes less than $1,000.

20. LONG-TERM INVESTMENT (IN $ THOUSANDS)

	GROUP 31 MARCH 2003	GROUP 31 MARCH 2002	COMPANY 31 MARCH 2003	COMPANY 31 MARCH 2002
Unquoted equity investments at cost	7,886	7,886	7,886	7,886

21. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Unquoted shares, at cost	99,966	96,519	99,966	96,519
Provision for impairment	(3,313)	(3,313)	(4,735)	(4,735)
Goodwill on acquisition	(9,674)	(9,324)	-	-
	86,979	83,882	95,231	91,784
Share of post-acquisition profits of associated companies	35,322	26,614	-	-
Share of statutory reserves of associated companies	1,601	822	-	-
Foreign currency translation adjustment	6,357	9,939	-	-
	43,280	37,375	-	-
Amounts receivable on :				
current account	449	297	449	273
loans due from associated companies	659	1,398	659	1,398
	131,367	122,952	96,339	93,455
Receivable within one year	(1,108)	(757)	(1,108)	(733)
	130,259	122,195	95,231	92,722

The loans due from associated companies bear interest between 8.692% and 19.453% (2002: 3% and 19.453%) per annum. The loan is due from one associated companies and is payable in the next financial year.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

21. ASSOCIATED COMPANIES (IN $ THOUSANDS) (CONT'D)

The associated companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH		PERCENTAGE OF EQUITY HELD 31 MARCH	
		2003	2002	2003 %	2002 %
Maldives Inflight Catering Private Ltd * (Republic of Maldives)	Inflight catering services (Republic of Maldives)	287	287	35.0	35.0
Beijing Airport Inflight Kitchen Ltd # (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	13,882	13,882	40.0	40.0
Beijing Aviation Ground Services Co Ltd # (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	5,710	5,710	40.0	40.0
AVISERV Ltd # (Ireland)	Inflight catering services (Pakistan)	3,313	3,313	49.0	49.0
Tan Son Nhat Cargo Services Ltd * (Vietnam)	Airport ground handling services (Vietnam)	1,958	1,958	30.0	30.0
Asia Airfreight Terminal Co Ltd # (Hong Kong)	Air cargo handling services (Hong Kong)	16,162	16,162	24.5	24.5
SERVAIR - SATS Holding Company Pte Ltd # (Singapore)	Investment holding company (Singapore)	509	509	49.0	49.0
MacroAsia-Eurest Catering Services, Inc * (Philippines)	Inflight catering services (Philippines)	2,027	2,027	20.0	20.0
Taj Madras Flight Kitchen Limited # (India)	Inflight catering services (India)	1,901	1,901	30.0	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd @ (Singapore)	Dormant (Singapore)	1,560	1,560	24.0	24.0
Evergreen Airline Services Corporation # (Taiwan)	Airport ground handling services (Taiwan)	5,234	4,893	20.0	20.0
Evergreen Air Cargo Services Corporation * (Taiwan)	Air cargo handling services (Taiwan)	16,163	13,057	25.0	20.0
Taj SATS Air Catering Limited # (India)	Catering services (India)	31,260	31,260	49.0	49.0
		99,966	96,519		

@ - Audited by Ernst & Young, Singapore
* - Audited by associated firms of Ernst & Young, Singapore
\# - Audited by other firms

22. GOODWILL (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2003	2002
At Cost		
Balance at beginning of the year	8,585	-
Goodwill on acquisition of a subsidiary company	1,339	-
Goodwill on subscription of additional shares in a subsidiary company	207	-
Goodwill on acquisition of associated company	350	8,585
Balance at end of the year	10,481	8,585
Accumulated amortisation		
Balance at beginning of the year	429	-
Charge for the year	888	429
Balance at end of the year	1,317	429
Net book value	9,164	8,156

23. LOAN TO THIRD PARTY (IN $ THOUSANDS)

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 1.74% and 2.30% (2002 : 2.28% to 4.23%) per annum. The loan is repayable on 28 March 2007.

24. TRADE DEBTORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Trade debtors are stated after deducting provision for doubtful debts of	3,908	3,825	30	30
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	3,825	3,799	30	30
Charge to profit and loss accounts	83	26	-	-
Balance at end of year	3,908	3,825	30	30
Bad debts written-off directly to profit and loss accounts	25	38	-	-

25. OTHER DEBTORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Staff loans	4,488	5,263	4,441	5,230
Prepaid expenses	2,530	2,918	1,700	1,953
Sundry receivables	3,408	2,292	1,150	1,251
Tax recoverable	18,661	21,087	18,661	21,087
	29,087	31,560	25,952	29,521

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $65,267 (2002 : $102,649). These loans have been granted in accordance with schemes approved by the shareholders of Company.

26. RELATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Deposits with immediate holding company	153,251	201,596	153,251	201,596
Amounts owing by/(to) immediate holding company	62,624	53,794	1,600	(302)
Amounts owing by/(to) related companies	22,708	38,339	(2,408)	(322)
Amounts owing by subsidiary companies	-	-	30,827	45,550
Deposits placed by subsidiary companies	-	-	(208,648)	(255,188)
	238,583	293,729	(25,378)	(8,666)
Disclosed as:				
Current assets	238,583	293,729	185,678	247,146
Current liabilities	-	-	(211,056)	(255,812)
	238,583	293,729	(25,378)	(8,666)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.5% to 1.18% (2002: 0.59% to 2.31%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.52% to 1.15% (2002: 0.63% to 2.31%) per annum.

27. STOCKS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Food supplies and dry stores at net realisable value	4,982	3,689	-	-
Other consumable stores at net realisable value	1,777	1,733	-	-
Technical spares at net realisable value	2,225	2,724	-	-
Foods supplies at cost	530	-	-	-
Other consumables at cost	594	599	454	465
Total general consumable stores at lower of cost or net realisable value	10,108	8,745	454	465
General consumable stores are stated after deducting a provision for obsolescence:				
Food supplies and dry stores	225	225	-	-
Technical spares	500	500	-	-
Other consumable stores	25	25	-	-
	750	750	-	-

28. OTHER CREDITORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Tender deposits	829	1,194	459	358
Accrued expenses	12,784	11,650	11,676	10,862
Purchase of fixed assets	17,007	57,489	9,057	22,357
Hire purchase creditors (Note 16)	-	184	-	-
	30,620	70,517	21,192	33,577

29. EMPLOYEE BENEFITS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Number of employees at end of year	9,516	9,137	214	206
Staff costs (including Executive Directors) :				
- Salaries, bonuses and other costs	367,337	292,042	14,941	11,822
- Staff Provident Fund	35,300	32,261	1,232	1,139
	402,637	324,303	16,173	12,961

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee - Member
Hong Hai - Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

Information with respect to the number of options granted under the Plan is as follows :

	GROUP 31 MARCH	
	2003	2002
Outstanding at beginning of the year	47,310,700	32,452,600
Granted	17,457,400	16,784,200
Options not accepted	(2,217,900)	(1,434,000)
Options lapsed	(751,000)	(492,100)
Outstanding at end of the year	61,799,200	47,310,700
Exercisable at end of the year	31,095,500	17,959,200
Details of share options granted during the financial year :		
Expiry date	30.6.2012	1.7.2011
Exercise price	$1.90	$1.54

No share options were exercised during the financial year.

29. EMPLOYEE BENEFITS (CONT'D)

Terms of share options outstanding as at 31 March 2003 :

EXERCISE PERIOD	EXERCISE PRICE	NUMBER OUTSTANDING	NUMBER EXERCISABLE
28.03.2001 to 27.03.2010	$2.50	275,150	275,150
28.03.2002 to 27.03.2010	$2.50	17,011,750	17,011,750
28.03.2003 to 27.03.2010	$2.50	275,150	275,150
28.03.2004 to 27.03.2010	$2.50	275,150	-
03.07.2001 to 02.07.2010	$2.10	356,350	356,350
03.07.2002 to 02.07.2010	$2.10	12,710,950	12,710,950
03.07.2003 to 02.07.2010	$2.10	356,350	-
03.07.2004 to 02.07.2010	$2.10	356,350	-
02.07.2002 to 01.07.2011	$1.54	466,150	466,150
02.07.2003 to 01.07.2011	$1.54	13,682,350	-
02.07.2004 to 01.07.2011	$1.54	466,150	-
02.07.2005 to 01.07.2011	$1.54	466,150	-
01.07.2003 to 30.06.2012	$1.90	499,500	-
01.07.2004 to 30.06.2012	$1.90	13,602,700	-
01.07.2005 to 30.06.2012	$1.90	499,500	-
01.07.2006 to 30.06.2012	$1.90	499,500	-
		61,799,200	31,095,500*

* The total number of options outstanding includes 1,532,150 share options not exercised by departed employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

30. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 MARCH	
	2003	2002
Bank fixed deposits	182,168	46,208
Cash and bank balances	14,811	6,252
Deposits with immediate holding company (Note 26)	153,251	201,596
	350,230	254,056

(b) Analysis of capital expenditure cash flow:

	GROUP 31 MARCH	
	2003	2002
Addition of fixed assets	21,230	80,745
Adjustment for fixed assets acquired under credit terms	(8,801)	(37,637)
Cash invested in fixed assets	12,429	43,108

31. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Services rendered by:				
Immediate holding company	15,872	15,845	1,756	1,569
Subsidiary companies	-	-	125	207
Related companies	2,002	2,031	119	119
	17,874	17,876	2,000	1,895
Sales to:				
Immediate holding company	418,192	417,780	610	1,555
Subsidiary companies	-	-	63,257	60,583
Related companies	157,226	105,991	2,425	2,065
Associated companies	905	975	905	975
	576,323	524,746	67,197	65,178

Other transactions with related parties are disclosed in Notes 3, 5, 6 and 26.

32. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Authorised and contracted for	46,253	17,991	3,772	3,082
Authorised but not contracted for	40,835	35,447	3,822	1,051
	87,088	53,438	7,594	4,133

(b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 July 2021 and 30 October 2022. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
2002/2003	-	2,190	-	1,998
2003/2004	2,392	2,392	2,200	2,200
2004/2005	2,392	2,392	2,200	2,200
2005/2006	2,392	2,392	2,200	2,200
2006/2007	2,392	2,392	2,200	2,200
Remaining years	38,901	39,140	35,389	35,628
	48,469	50,898	44,189	46,426

(c) During the year, the company and two of its wholly-owned subsidiary companies entered into a lease agreement whereby the subsidiary companies sold and leasedback certain fixed ground support equipment with net book value of $159.7 million. The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002. (Note 17)

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

33. CONTINGENT LIABILITIES (IN $ THOUSANDS)

Contingent liabilities not provided for in the financial statements are as follows:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Bankers guarantee given with respect to securing work permits for foreign staff and their accommodation	125	165	125	165

34. FINANCIAL INSTRUMENTS

(a) FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 6 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) FOREIGN CURRENCY RISK

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency-denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) INTEREST RATE RISK

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the term loan and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD. Short-term non-equity instruments and bank fixed deposits earned interest rate range from 0.75% to 2.63% and 0.25% to 3.5% respectively. Information relating to other interest-bearing assets and liabilities are also disclosed in the notes on loan to third parties, associated companies, related companies and term loans.

(d) COUNTER-PARTY RISK

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2003 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2003, the Group has trade receivables of $62.6 million (2002: $53.8 million) due from its immediate holding company, and has placed deposits of $153.3 million (2002: $201.6 million) with its immediate holding company.

34. FINANCIAL INSTRUMENTS (CONT'D)

(e) LIQUIDITY RISK

As at 31 March 2003, the Group had at its disposal, cash and short-term deposits amounting to $350.3 million (2002: $254.1 million) and short-term non-equity investment of $117.7 million (2002: nil). In addition, the Group has available short-term credit facilities of approximately $50 million (2002: $50 million) from an open-ended revolving credit facility granted by a commercial bank. The Group also has an alternative facility to issue notes up to $300 million (2002: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investment, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) DERIVATIVE FINANCIAL INSTRUMENTS

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

(g) FAIR VALUES

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:-

	TOTAL CARRYING AMOUNT 31 MARCH		AGGREGATE NET FAIR VALUE 31 MARCH	
	2003	2002	2003	2002
Financial liabilities				
Notes payable (In $ Thousands)	200,000	200,000	203,360	201,252

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2002: $7,886,000). The fair value of this investment is expected to be above its carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

35. STATUTORY INFORMATION REQUIRED BY PARAGRAPH 7 OF THE NINTH SCHEDULE OF THE COMPANIES ACT, CAP 50

Debts payable by and debts payable to the Company at the balance sheet date were as follows:

(IN $ THOUSANDS)	DEBTS PAYABLE BY THE COMPANY 31 MARCH		DEBTS PAYABLE TO THE COMPANY 31 MARCH	
	2003	2002	2003	2002
Not later than two years	244,430	242,231	35,211	47,571
Later than two years but not later than five years	45,965	48,016	50,406	54,184
	290,395	290,247	85,617	101,755

Debts payable by and debts payable to the Company include advances due to/from subsidiary companies.

36. SEGMENT REPORTING (IN $ THOUSANDS)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2002 and 31 March 2003 and certain asset and liability information regarding the Group's industry segments as at 31 March 2002 and 31 March 2003.

BY INDUSTRY

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2003					
Revenue					
External revenue	416,115	463,680	78,350	-	958,145
Inter-segment revenue	1,139	-	72,954	(74,093)	-
Total revenue	417,254	463,680	151,304	(74,093)	958,145
Operating profit	102,376	91,679	34,219	-	228,274
Interest income	854	885	4,008	(1,891)	3,856
Interest on borrowings	-	-	(7,725)	1,891	(5,834)
Gross dividends from long-term investment	691	-	-	-	691
Share of results of associated companies	8,425	22,634	2	-	31,061
Amortisation of goodwill	(859)	(1)	(28)	-	(888)
Amortisation of deferred income	-	-	911	-	911
Profit before taxation	111,487	115,197	31,387	-	258,071
Taxation	(17,858)	(18,146)	(7,255)	-	(43,259)
Net profit	93,629	97,051	24,132	-	214,812
As at 31 March 2003					
Segment assets	488,919	639,201	404,946	-	1,533,066
Associated companies	64,382	72,741	1,890	-	139,013
Total assets	553,301	711,942	406,836	-	1,672,079
Total liabilities	46,056	53,918	282,727	-	382,701
Capital expenditure	3,921	15,223	2,086	-	21,230
Depreciation of fixed assets	24,116	32,310	4,014	-	60,440

36. SEGMENT REPORTING (IN $ THOUSANDS) (CONT'D)

BY INDUSTRY

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2002					
Revenue					
External revenue	406,281	425,834	63,164	-	895,279
Inter-segment revenue	745	178	66,941	(67,864)	-
Total revenue	407,026	426,012	130,105	(67,864)	895,279
Operating profit	117,045	109,938	39,733	-	266,716
Interest income	1,725	1,473	4,235	(3,437)	3,996
Interest on borrowings	-	-	(9,375)	3,437	(5,938)
Gross dividends from long-term investment	615	-	-	-	615
Share of results of associated companies	4,835	17,648	3	-	22,486
Amortisation of goodwill	(429)	-	-	-	(429)
Profit before taxation	123,791	129,059	34,596	-	287,446
Taxation	(28,397)	(31,556)	(14,706)	-	(74,659)
Net Profit	95,394	97,503	19,890	-	212,787
As at 31 March 2002					
Segment assets	531,470	661,410	163,893	-	1,356,773
Associated companies	64,019	65,435	1,654	-	131,108
Total assets	595,489	726,845	165,547	-	1,487,881
Total liabilities	41,673	39,329	292,146	-	373,148
Capital expenditure	14,780	62,933	3,032	-	80,745
Depreciation of fixed assets	23,039	31,161	2,624	-	56,824

BY GEOGRAPHICAL LOCATION

	SINGAPORE	OVERSEAS	TOTAL
Financial year ended 31 March 2003			
Revenue	958,145	-	958,145
As at 31 March 2003			
Segment assets	1,455,041	78,025	1,533,066
Associated companies	176	138,837	139,013
Total assets	1,455,217	216,862	1,672,079
Capital expenditure	21,230	-	21,230
Financial year ended 31 March 2002			
Revenue	895,279	-	895,279
As at 31 March 2002			
Segment assets	1,304,782	51,991	1,356,773
Associated companies	175	130,933	131,108
Total assets	1,304,957	182,924	1,487,881
Capital expenditure	80,745	-	80,745

* Cost of retrenchment and early retirement scheme

UNAUDITED SUMMARISED BALANCE SHEETS AS AT 30 JUNE 2003

	THE GROUP		THE ISSUER	
	30.06.2003 S$M	31.03.2003 S$M	30.06.2003 S$M	31.03.2003 S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	1,013.2	985.2	630.1	619.8
Non-distributable reserves	1.6	1.6	-	-
Shareholders' funds	1,114.8	1,086.8	730.1	719.8
Minority interests	2.8	2.8	-	-
Deferred taxation	91.8	103.8	45.7	51.5
Long-term liabilities	49.6	46.8	46.1	46.0
Deferred income	31.4	31.9	31.4	31.9
	1,290.4	1,272.1	853.3	849.2
Represented by:-				
Fixed assets	815.6	817.6	584.9	590.1
Subsidiaries	-	-	43.3	43.3
Associated companies	133.9	130.3	95.2	95.2
Long-term investments	7.9	7.9	7.9	7.9
Goodwill	8.9	9.2	-	-
Loan to third parties	46.1	46.0	46.1	46.0
Current assets	679.4	661.1	582.3	519.8
Less: Current liabilities	(401.4)	(400.0)	(506.4)	(453.1)
	1,290.4	1,272.1	853.3	849.2